Form 10-K, Exhibit 13
period 1994-01-31
PURITAN BENNETT CORP
filed 1994-05-02
CIK 81199

                                                                      EXHIBIT 13

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES




FINANCIAL
REPORT
FISCAL YEAR 1994




Incoming Orders, Net Sales and Net Income (Loss) Per Share.................. 21
Ten-Year Summary............................................................ 22
Management's Responsibility for Financial Statements........................ 24
Report of Independent Auditors.............................................. 24
Consolidated Balance Sheets................................................. 25
Consolidated Statements of Operations....................................... 26
Consolidated Statements of Stockholders' Equity............................. 27
Consolidated Statements of Cash Flows....................................... 28
Notes to Consolidated Financial Statements.................................. 29
Supplemental Information for the Ten-Year Summary........................... 41
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................................ 42


Incoming Orders, Net Sales ($ Millions) and Net Income (Loss) Per Share
- - ---------------------------------------------------------------------------------------------------------------

                                               FY 1993                                    FY 1994
                               -------------------------------------      -------------------------------------
                               Apr. 30   July 31   Oct. 31   Jan. 31      APR. 30   JULY 31   OCT. 31   JAN. 31
                               -------   -------   -------   -------      -------   -------   -------   -------
MEDICAL -- Orders                $66.6     $67.9     $68.9     $75.7        $65.4     $75.6     $69.9    $ 85.0
           Net Sales              64.0      67.4      70.3      73.2         69.4      71.9      69.6      75.0

AERO    -- Orders                  6.3       6.8       5.9       5.1          5.6       7.0       5.1      10.4
           Net Sales               6.5       6.0       6.3       6.4          6.0       6.0       5.7       5.7

TOTAL   -- Orders                $72.9     $74.7     $74.8     $80.8        $71.0     $82.6     $75.0    $ 95.4
           Net Sales              70.5      73.4      76.6      79.6         75.4      77.9      75.3      80.7

BACKLOG INCREASE
(DECREASE)                       $ 2.4     $ 1.3     $(1.8)    $ 1.2        $(4.4)    $ 4.7     $(0.3)   $ 14.7

NET INCOME (LOSS) BEFORE
CUMULATIVE EFFECT
PER SHARE                        $ .29     $ .32     $ .33     $ .30        $ .15     $(.41)    $ .06    $(2.46)

CUMULATIVE EFFECT OF
ACCOUNTING CHANGES
PER SHARE                        $  --     $  --     $  --     $  --        $(.23)    $  --     $  --    $ (.01)

NET INCOME (LOSS) PER SHARE      $ .29     $ .32     $ .33     $ .30        $(.08)    $(.41)    $ .06    $(2.47)
- - ---------------------------------------------------------------------------------------------------------------

TEN-YEAR SUMMARY

Puritan-Bennett Corporation and Subsidiaries

All dollar amounts in thousands, except common share data

                                                            Transition
                                           1994      1993     Period     1991
- - -------------------------------------------------------------------------------
OPERATING RESULTS
  Net Sales
    Puritan Group                        $172,438   146,420     9,833   116,994
    Bennett Group                         113,399   128,442     7,901   112,314
    Aero Systems                           23,418    25,198     1,948    26,814
    Industrial Division                        --        --        --        --
                                         --------  --------  --------  --------
  Total Net Sales                         309,255   300,060    19,682   256,122
  Gross Profit                            128,671   130,152     7,153   100,340
  Selling and Administrative Expense       95,756    83,178     6,326    75,763
  Research and Development Expense         24,887    25,849     2,361    24,137
  Restructuring Charges                    43,169        --        --        --
                                         --------  --------  --------  --------
  Operating Profit (Loss)                 (35,141)   21,125    (1,534)      440
  Other Income (Expense)                   (4,017)   (2,718)     (639)   (3,162)
                                         --------  --------  --------  --------
  Income (Loss) Before Income Taxes       (39,158)   18,407    (2,173)   (2,722)
  Income Tax Provision (Benefit)           (7,379)    3,812       118    (3,296)
                                         --------  --------  --------  --------
  Net Income (Loss) Before
    Cumulative Effect                     (31,779)   14,595    (2,291)      574
  Cumulative Effect of
    Accounting Changes                     (2,890)       --    (3,059)       --
                                         --------  --------  --------  --------
  Net Income (Loss)                      $(34,669)   14,595    (5,350)      574
                                         ========  ========  ========  ========
  Pro Forma Effect Assuming Accounting
    Change is Applied Retroactively*     $     --        --    (2,291)   (1,059)
                                         ========  ========  ========  ========
- - -------------------------------------------------------------------------------
FINANCIAL STATISTICS
  Gross Profit                               41.6%     43.4      36.3      39.2
  Effective Tax Rate                           --%     20.7        --        --
  Net Income                                   --%      4.9        --       0.2
  Long-Term Debt to Total Capital            26.4%     24.3      22.9      22.2
  Return on Average Stockholders' Equity       --%     11.7        --       0.5
  Return on Average Assets                     --%      6.5        --       0.3
  Current Ratio                               1.6       2.8       2.8       2.8
  Average Asset Turnover                      1.2       1.3        --       1.3
- - -------------------------------------------------------------------------------
COMMON SHARE DATA
  Net Income (Loss) Before
    Cumulative Effect                    $  (2.66)     1.24     (0.20)     0.05
  Cumulative Effect of
    Accounting Changes                   $   (.24)       --     (0.26)       --
  Net Income (Loss)                      $  (2.90)     1.24     (0.46)     0.05
  Pro Forma Effect Assuming Accounting
    Change is Applied Retroactively*     $     --        --     (0.20)    (0.09)
  Dividends Declared                     $    .12      0.12        --      0.12
  Net Book Value                         $   8.67     11.23      9.91     10.35
  Weighted-Average Shares Outstanding      11,956    11,812    11,633    11,617
- - -------------------------------------------------------------------------------
OTHER DATA
  Net Working Capital                    $ 51,882    81,086    68,534    70,847
  Long-Term Debt                         $ 38,656    42,840    34,510    34,510
  Stockholders' Equity                   $107,712   133,723   115,920   120,929
  Capital Expenditures                   $ 15,727    22,882        --    26,545
  Total Assets                           $256,594   244,408   206,331   208,788
- - -------------------------------------------------------------------------------

See page 41 for the supplemental information for the ten-year summary.


 1990        1989        1988       1987       1986       1985       1984
- - --------------------------------------------------------------------------------
100,993      86,178      77,043     69,272     64,558     49,803     44,558
120,268     110,892     107,240     86,433     67,553     58,948     55,232
 30,615      29,724      20,117     17,026     17,607     13,283     13,458
     --          --          --         --         --      1,961      5,479
- - -------    --------     -------    -------    -------    -------    -------
251,876     226,794     204,400    172,731    149,718    123,995    118,727
113,062     104,348      91,572     79,863     63,675     49,846     43,002
 69,831      63,873      60,544     50,637     44,633     38,143     40,042
 19,682      15,238      13,327      9,681      7,367      5,763      5,600
     --          --          --         --         --         --         --
- - -------    --------     -------    -------    -------    -------    -------
 23,549      25,237      17,701     19,545     11,675      5,940     (2,640)
   (334)       (850)      3,876       (161)     7,217      1,325     (4,911)
- - -------    --------     -------    -------    -------    -------    -------
 23,215      24,387      21,577     19,384     18,892      7,265     (7,551)
  7,342       8,389       7,438      8,297      7,952      2,337     (3,053)
- - -------    --------     -------    -------    -------    -------    -------
 15,873      15,998      14,139     11,087     10,940      4,928     (4,498)
     --          --          --         --         --         --         --
- - -------    --------     -------    -------    -------    -------    -------
 15,873      15,998      14,139     11,087     10,940      4,928     (4,498)
=======    ========     =======    =======    =======    =======    =======
 14,447      15,998      14,139     11,087     10,940      4,928     (4,498)
=======    ========     =======    =======    =======    =======    =======
- - --------------------------------------------------------------------------------

   44.9        46.0        44.8       46.2       42.5       40.2       36.2
   31.6        34.4        34.5       42.8       42.1       32.2         --
    6.3         7.1         6.9        6.4        7.3        4.0         --
   22.9        17.4        20.7        8.1       10.3        2.4       12.7
   14.6        17.4        18.4       17.4       18.0        8.2         --
    8.9        10.5        11.1       10.5       11.7        5.3         --
    3.8         3.1         3.3        2.3        2.4        2.7        2.5
    1.4         1.5         1.6        1.6        1.6        1.3        1.2
- - --------------------------------------------------------------------------------

   1.39        1.42        1.27       1.00       0.99       0.40      (0.38)
     --          --          --         --         --         --         --
   1.39        1.42        1.27       1.00       0.99       0.40      (0.38)
   1.26        1.42        1.27       1.00       0.99       0.40      (0.38)
   0.12        0.11        0.11       0.11       0.10       0.10       0.10
  10.20        8.82        7.48       6.26       5.30       4.98       4.66
 11,451      11,297      11,168     11,057     11,087     12,470     11,957
- - --------------------------------------------------------------------------------

 81,405      64,308      60,309     40,997     37,841     34,896     35,867
 34,926      21,121      21,883      6,100      6,723      1,577      8,330
117,368     100,432      83,921     69,476     58,234     63,030     57,418
 24,928      12,401      19,046     13,098      6,757      5,049      5,297
193,157     163,549     140,886    114,533     97,300     90,508     94,491
- - --------------------------------------------------------------------------------

*Reflects transition period change in accounting for deferred compensation.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
Puritan-Bennett Corporation and Subsidiaries

   The consolidated financial statements and related footnotes on the following pages have been prepared in conformity with generally accepted accounting principles. The integrity and objectivity of data in these consolidated financial statements, including estimates in judgments relating to matters not concluded by year-end, are the primary responsibility of management. Financial information included elsewhere in this Annual Report is consistent with the consolidated financial statements. The opinion of Ernst & Young, the company's independent auditors, on the consolidated financial statements is included herein.
   Puritan-Bennett Corporation and subsidiaries maintain internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that accounting records are adequate for preparation of financial statements and other financial information. The systems are tested and evaluated regularly by the company's internal auditors as well as by the independent auditors in connection with their annual audit. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative costs and expected benefits of specific control measures.
   The adequacy of the company's internal financial controls and the accounting principles employed in financial reporting are under the general surveillance of the Audit Committee of the Board of Directors, consisting of two outside directors. The independent auditors and corporate internal auditors meet periodically with the committee to discuss accounting, auditing and financial reporting matters. The committee also recommends to the directors the designation and fees of the independent auditors. The independent auditors have direct access to the Audit Committee, with or without the presence of management representatives, to discuss the scope and results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Burton A. Dole Jr.                         /s/ Lee A. Robbins
Burton A. Dole Jr.                             Lee A. Robbins
Chairman, President and                        Vice President, Chief Financial
Chief Executive Officer                        Officer and Controller

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Puritan-Bennett Corporation

   We have audited the accompanying consolidated balance sheets of Puritan-Bennett Corporation and subsidiaries as of January 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended January 31, 1994 and 1993 and December 31, 1991 and for the one-month transition period ended January 31, 1992. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Puritan-Bennett Corporation and subsidiaries at January 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for the years ended January 31, 1994 and 1993 and December 31, 1991 and for the one-month transition period ended January 31, 1992, in conformity with generally accepted accounting principles.
   As discussed in Notes 6 and 7 to the consolidated financial statements, during the year ended January 31, 1994, the company changed its method of accounting for income taxes, postretirement benefits and postemployment benefits. Also as discussed in Note 6 to the consolidated financial statements, in the one-month transition period ended January 31, 1992, the company changed its method of accounting for deferred compensation.

Kansas City, Missouri                                          /s/ Ernst & Young
March 7, 1994

CONSOLIDATED BALANCE SHEETS

Puritan-Bennett Corporation and Subsidiaries

Dollars in thousands, except per share data

                                                                                                January 31
                                                                                           1994           1993
                                                                                          ---------------------
ASSETS

 Current Assets:
  Cash and cash equivalents                                                               $    713     $    403
  Trade notes and accounts receivable, less allowance for doubtful accounts
   (1994--$1,761; 1993--$646)                                                               70,137       67,781
  Inventories                                                                               47,470       48,115
  Prepaid expenses and other                                                                 5,567        3,726
  Income taxes receivable                                                                       --          482
  Deferred income tax benefits                                                              10,760        6,913
                                                                                          --------     --------
   Total Current Assets                                                                    134,647      127,420
 Plant and Equipment, Net                                                                   88,893       89,962
 Other Assets:
  Patents--at cost, less accumulated amortization (1994--$762; 1993--$2,006)                 1,682       10,244
  Cost in excess of amounts assigned to net assets of businesses acquired, less
   accumulated amortization (1994--$1,677; 1993--$1,005)                                    24,355        3,007
  Other assets                                                                               7,017       13,775
                                                                                          --------     --------
   Total Other Assets                                                                       33,054       27,026
                                                                                          --------     --------
Total Assets                                                                              $256,594     $244,408
                                                                                          ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Liabilities:
  Notes payable                                                                           $ 27,791     $  7,901
  Trade accounts payable                                                                    13,937       14,511
  Employee compensation, payroll taxes and withholdings                                      8,015        7,672
  Accrued self-insurance expenses                                                            1,299          805
  Other accrued expenses                                                                    21,140        8,363
  Dividends payable                                                                            359          357
  Income taxes payable                                                                       3,678           --
  Current maturities of long-term debt                                                       6,546        6,725
                                                                                          --------     --------
   Total Current Liabilities                                                                82,765       46,334
 Long-Term Debt, less current maturities                                                    38,656       42,840
 Deferred Compensation and Pensions                                                         17,444       14,901
 Deferred Income Taxes                                                                          55        1,079
 Deferred Revenue                                                                            9,962        5,531

 Commitments and Contingencies

 Stockholders' Equity:
  Common stock, par value $1.00 per share--authorized 30,000,000 shares; issued
   and outstanding, 12,427,653 shares in 1994 and 11,902,761 shares in 1993                 12,428       11,903
  Additional paid-in capital                                                                34,794       24,787
  Retained earnings                                                                         61,736       97,543
  Deferred stock awards                                                                       (602)        (510)
  Treasury stock, 36,809 shares                                                               (644)          --
                                                                                          --------     --------
   Total Stockholders' Equity                                                              107,712      133,723
                                                                                          --------     --------
Total Liabilities and Stockholders' Equity                                                $256,594     $244,408
                                                                                          ========     ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

Puritan-Bennett Corporation and Subsidiaries

Dollars in thousands, except per share data

                                                                 Year Ended        Transition  Year Ended
                                                                 January 31          Period   December 31
                                                              1994        1993       Note 2       1991
                                                           ----------------------------------------------
Net Sales                                                    $309,255    $300,060     $19,682    $256,122
Cost of Goods Sold                                            180,584     169,908      12,529     155,782
                                                           ----------  ----------  ----------  ----------
  Gross Profit                                                128,671     130,152       7,153     100,340
Selling and Administrative Expense                             95,756      83,178       6,326      75,763
Research and Development Expense                               24,887      25,849       2,361      24,137
Restructuring Charges                                          43,169          --          --          --
                                                           ----------  ----------  ----------  ----------
  Operating Profit (Loss)                                     (35,141)     21,125      (1,534)        440
Other Income (Expense)
  Interest income                                                 477         572          58         446
  Interest expense                                             (4,565)     (3,720)       (316)     (2,064)
  Early retirement benefits                                        --          --          --      (1,948)
  Miscellaneous, net                                               71         430        (381)        404
                                                           ----------  ----------  ----------  ----------
    Total Other Income (Expense)                               (4,017)     (2,718)       (639)     (3,162)
                                                           ----------  ----------  ----------  ----------
      Income (Loss) Before Income Taxes
        and Cumulative Effect                                 (39,158)     18,407      (2,173)     (2,722)
Provision for (Benefit from) Income Taxes                      (7,379)      3,812         118      (3,296)
                                                           ----------  ----------  ----------  ----------
  Net Income (Loss) Before Cumulative Effect                  (31,779)     14,595      (2,291)        574
  Cumulative Effect of Accounting Changes
    (Net of Income Taxes)                                      (2,890)         --      (3,059)         --
                                                           ----------  ----------  ----------  ----------
Net Income (Loss)                                            $(34,669)   $ 14,595     $(5,350)   $    574
                                                           ==========  ==========  ==========  ==========
Net Income (Loss) Before Cumulative Effect
  Per Common Share                                           $  (2.66)   $   1.24     $  (.20)   $    .05
Cumulative Effect of Accounting Changes
  Per Common Share (Net of Income Taxes)                         (.24)         --        (.26)         --
                                                           ----------  ----------  ----------  ----------
Net Income (Loss) Per Common Share                           $  (2.90)   $   1.24     $  (.46)   $    .05
                                                           ==========  ==========  ==========  ==========
Pro Forma Amounts Assuming the Effect
  of the Change in Accounting for Deferred
  Compensation is Applied Retroactively:
    Net Income (Loss)                                        $     --    $     --     $(2,291)   $ (1,059)
                                                           ==========  ==========  ==========  ==========
    Net Income (Loss) Per Common Share                       $     --    $     --     $  (.20)   $   (.09)
                                                           ==========  ==========  ==========  ==========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Puritan-Bennett Corporation and Subsidiaries

Dollars in thousands, except per share data

                                                                           Additional               Deferred
                                                        Common Stock        Paid-In    Retained       Stock    Treasury
                                                     Shares    Par Value    Capital    Earnings       Awards     Stock
                                                   ----------------------------------------------------------------------
Balances at January 1, 1991                        11,508,657     $11,509     $16,382    $ 90,540     $(1,063)    $    --
Net income                                                 --          --          --         574          --          --
Dividends declared, $.12 per share                         --          --          --      (1,397)         --          --
Stock awards canceled                                    (678)         (1)        (17)         --          18          --
Stock awards granted                                    7,700           8         200          --        (208)         --
Amortization of deferred stock awards                      --          --          --          --         426          --
Stock options exercised                               111,775         112       1,645          --          --          --
Shares received and retired upon exercise
  of stock options                                     (5,770)         (6)       (140)         --          --          --
Shares issued to employee benefit plans                58,111          58       1,396          --          --          --
Tax benefit related to stock options                       --          --         893          --          --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
Balances at December 31, 1991                      11,679,795      11,680      20,359      89,717        (827)         --
Net loss                                                   --          --          --      (5,350)         --          --
Amortization of deferred stock awards                      --          --          --          --          36          --
Stock options exercised                                11,000          11         113          --          --          --
Shares received and retired upon exercise
  of stock options                                       (878)         (1)        (20)         --          --          --
Shares issued to employee benefit plans                 6,851           7         156          --          --          --
Tax benefit related to stock options                       --          --          39          --          --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
Balances at January 31, 1992                       11,696,768      11,697      20,647      84,367        (791)         --
Net income                                                 --          --          --      14,595          --          --
Dividends declared, $.12 per share                         --          --          --      (1,419)         --          --
Stock awards canceled                                  (4,368)         (4)        (92)         --          96          --
Stock awards granted                                    9,560           9         264          --        (273)         --
Amortization of deferred stock awards                      --          --          --          --         458          --
Stock options exercised                               152,274         152       2,071          --          --          --
Shares received and retired upon exercise
  of stock options                                    (11,938)        (12)       (383)         --          --          --
Shares issued to employee benefit plans                60,465          61       1,629          --          --          --
Tax benefit related to stock options                       --          --         651          --          --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
BALANCES AT JANUARY 31, 1993                       11,902,761      11,903      24,787      97,543        (510)         --
NET LOSS                                                   --          --          --     (34,669)         --          --
DIVIDENDS DECLARED, $.12 PER SHARE                         --          --          --      (1,432)         --          --
STOCK AWARDS CANCELED                                  (3,643)         (3)        (79)         --          82          --
STOCK AWARDS GRANTED                                   22,300          22         434          --        (456)         --
AMORTIZATION OF DEFERRED STOCK AWARDS                      --          --          --          --         282          --
STOCK OPTIONS EXERCISED                                23,087          23         202          --          --          --
SHARES RECEIVED AND RETIRED UPON EXERCISE
  OF STOCK OPTIONS                                     (2,209)         (2)        (43)         --          --          --
SHARES ISSUED TO EMPLOYEE BENEFIT PLANS                58,428          58       1,275          --          --       1,984
SHARES ISSUED IN BUSINESS ACQUISITION                 426,929         427       8,218          --          --          --
SHARES REPURCHASED                                         --          --          --          --          --      (2,628)
UNREALIZED HOLDING GAIN ON AVAILABLE-FOR-SALE
  SECURITY, NET OF INCOME TAXES OF $187                    --          --          --         294          --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
BALANCES AT JANUARY 31, 1994                       12,427,653     $12,428     $34,794    $ 61,736     $  (602)    $  (644)
                                                   ==========  ==========  ==========  ==========  ==========  ==========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Puritan-Bennett Corporation and Subsidiaries

Dollars in thousands

                                                                 Year Ended        Transition  Year Ended
                                                                 January 31          Period   December 31
                                                              1994        1993       Note 2       1991
                                                           ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                          $(34,669)   $ 14,595     $(5,350)   $    574
  Adjustments to reconcile net income to net cash and
    cash equivalents provided by operating activities:
      Depreciation and amortization                            15,440      12,884       1,067      11,450
      Deferred income tax provision (benefit)                 (12,057)      1,652         176      (4,867)
      Cumulative effect of changes in
        accounting principles                                   2,890          --          --          --
      Restructuring charges                                    38,404          --          --          --
      Deferred compensation and pensions                        2,536         473       3,277       3,162
      Provision for losses on accounts receivable                 929         449          29         323
      Loss (gain) on disposition of assets                        265         (27)          8         267
      Shares issued to employee benefit plans                   3,317       1,690         163       1,454

  Change in assets and liabilities not affecting cash and
    cash equivalents:
      Trade notes and accounts receivable                        (423)    (16,332)      1,282         965
      Inventories                                                 153      (4,042)     (1,054)      4,695
      Prepaid expenses and other                                  520        (598)         24        (668)
      Other assets                                              1,714      (3,948)       (121)     (1,746)
      Trade accounts payable and accrued expenses              (4,021)      5,908      (1,707)      4,787
      Income taxes payable/receivable                           4,003       1,623        (146)     (2,583)
      Deferred revenue                                          3,991       2,472         410       2,649
                                                             --------    --------     -------    --------
  Net Cash and Cash Equivalents Provided by (Used in)
    Operating Activities                                       22,992      16,799      (1,942)     20,462

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of capital assets                          1,362         726          11         822
  Capital expenditures                                        (15,727)    (22,882)     (1,554)    (26,545)
  Purchases of intangible assets                                 (547)     (1,902)        (89)       (733)
  Acquisitions, net of cash acquired                          (17,617)     (1,500)         --          --
                                                             --------    --------     -------    --------
    Net Cash and Cash Equivalents Used in Investing
      Activities                                              (32,529)    (25,558)     (1,632)    (26,456)

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (repayment) of notes payable                        19,890      (4,099)      1,200       6,500
  Additions to long-term debt                                     515      15,000          --          --
  Payments on long-term debt                                   (6,680)       (418)         (1)       (721)
  Dividends paid to stockholders                               (1,430)     (1,062)       (350)     (1,392)
  Stock options exercised                                         225       2,223         124       1,757
  Stock repurchased                                            (2,673)       (395)        (21)       (146)
                                                             --------    --------     -------    --------
    Net Cash and Cash Equivalents Provided by
      Financing Activities                                      9,847      11,249         952       5,998
                                                             --------    --------     -------    --------
  Net Increase (Decrease) in Cash and Cash Equivalents            310       2,490      (2,622)          4
  Cash and Cash Equivalents at Beginning of Period                403      (2,087)        535         531
                                                             --------    --------     -------    --------
  Cash and Cash Equivalents at End of Period                 $    713    $    403     $(2,087)   $    535
                                                             ========    ========     =======    ========

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Puritan-Bennett Corporation and Subsidiaries                    January 31, 1994

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

   OPERATIONS: The company's operations consist predominantly of the design, manufacture and distribution of specialized equipment for emergency, therapeutic and surgical pulmonary care. In addition, the company manufactures and distributes gas products administered with this equipment. These products are distributed to hospitals, home care providers, clinics, physicians, nursing homes, airlines and airframe manufacturers.
   REVENUE RECOGNITION: Revenue from product sales is principally recognized at the time of shipment. Deferred revenue relates to extended warranty agreements offered by the company which are amortized over the life of the agreement with the related warranty costs charged to expense as incurred.
   TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of the company's foreign operations are translated at year-end or historical rates; income and expenses are translated at the weighted average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in consolidated operations.
   PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts, transactions and profits have been eliminated.
   INVENTORIES: Inventories are stated at the lower of cost or market. The Last In, First Out (LIFO) method was used for determining the cost of approximately 75% of total inventories. The cost for the remaining portion of the inventories was determined using the First In, First Out (FIFO) method.
   PLANT AND EQUIPMENT: Plant and equipment are recorded at cost. Provisions for depreciation and amortization of all fixed assets including capitalized leases are computed using the straight-line method.
   OTHER ASSETS: The cost of patents is being amortized on a straight-line basis over their approximate useful lives, not to exceed seventeen years. The costs in excess of amounts assigned to net assets of businesses acquired are being amortized on a straight-line basis over periods ranging from fifteen to forty years. Other assets include unamortized capitalized software development costs of $947,000 and $1,230,000 at January 31, 1994 and 1993, respectively. These costs are being amortized using the straight-line method over a five-year period. Amortization expense related to software development costs for 1994, 1993 and 1991 was $495,000, $514,000 and $533,000, respectively.
   INCOME TAXES: The company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries and, accordingly, has not provided for United States federal income taxes on such earnings. At January 31, 1994, the amount of undistributed earnings considered to be indefinitely reinvested was approximately $30,000,000. As discussed below, the company changed its method of accounting for income taxes effective February 1, 1993.
   NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted-average number of shares outstanding during each year. The potential dilutive effect of stock options is not material.
   STATEMENTS OF CASH FLOWS: The company considers all highly-liquid investments purchased within three months of maturity to be cash equivalents.
   INVESTMENTS: The company determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Available-for-sale securities are stated at fair value and the related unrealized gains and losses, net of tax, are recognized in stockholders' equity.
   FINANCIAL INSTRUMENTS: Financial instruments consist primarily of cash and cash equivalents, trade notes and accounts receivable and notes and trade accounts payable, all of which are stated at amounts which approximate fair value except for long-term debt which has an estimated fair value of approximately $48,000,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Puritan-Bennett Corporation and Subsidiaries

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (CONT)

   ACCOUNTING CHANGES: During 1994 the company changed its methods of accounting for income taxes to conform with Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes" (see Note 7). On January 31, 1994, the company changed its method of accounting for postemployment benefits, retroactive to February 1, 1993, to conform with SFAS No. 112 "Employers' Accounting for Postemployment Benefits" (see Note 6). The financial statements for the one-month transition period ended January 31, 1992, were restated for the cumulative effect of a change in accounting for deferred compensation (see
Note 2). The cumulative effect of these changes were as follows:

                             Year Ended           Transition         Year Ended
                             January 31             Period           December 31
                           1994       1993          Note 2              1991
                                            (Dollars in thousands)
Income taxes ($.23
 per share)              $(2,755)     $   -          $   -             $   -
Postemployment
 benefits, net of taxes
 of $31 ($.01 per share)    (135)         -              -                 -
Deferred compensation
 ($.26 per share)             -           -           (3,059)              -
                         -------      ------         -------           ------
                         $(2,890)     $   -          $(3,059)          $   -
                         =======      ======         =======           ======

   Effective February 1, 1993 the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" using the prospective basis which amortizes the unrecognized net liability on a straight line basis over 20 years. SFAS No. 106 requires accrual of the expected cost of providing postretirement benefits to employees and their dependents or beneficiaries during the years employees earn benefits. Prior to adoption, postretirement benefit expenses were recognized on a pay-as-you-go basis. The adoption of SFAS No. 106 did not materially affect earnings.

NOTE 2:  CHANGE IN FISCAL YEAR

   FISCAL YEAR: The company changed its year end from a calendar year ended December 31 to a fiscal year ended January 31, effective for the fiscal period ended January 31, 1992. The Consolidated Statement of Operations and the Consolidated Statement of Cash Flows for the one month period ended January 31, 1992 (Transition Period), are presented in the financial statements. For comparative purposes, the Condensed Consolidated Statement of Operations (Unaudited) and the Condensed Consolidated Statement of Cash Flows (Unaudited) for the one month period ended January 31, 1991, are as follows:

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)   One Month Period
Dollars in thousands, except per share data                  Ended January 31
                                                                    1991
                                                              ----------------
Net Sales                                                        $    13,901
Cost of Goods Sold                                                     8,697
                                                                 -----------
 Gross Profit                                                          5,204
Selling and Administrative Expense                                     4,665
Research and Development Expense                                       1,541
                                                                 -----------
 Operating Loss                                                       (1,002)
Other Expense, net                                                       (24)
                                                                 -----------
 Loss Before Income Taxes                                             (1,026)
Benefit From Income Taxes                                               (287)
                                                                 -----------
Net Loss                                                         $      (739)
                                                                 ===========
Weighted Average Number of Shares Outstanding                     11,512,991
                                                                 ===========
Net Loss Per Share                                               $      (.06)
                                                                 ===========

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)      One Month Period
Dollars in thousands                                            Ended January 31
                                                                       1991
                                                                ----------------
CASH FLOWS FROM OPERATING ACTIVITIES                                 $(3,683)
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of capital assets                                     68
 Capital expenditures                                                 (2,898)
 Purchases of intangible assets                                          (11)
                                                                     -------
  Net Cash and Cash Equivalents Used in Investing Activities          (2,841)
CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of notes payable                                             3,800
 Additions to long-term debt                                             848
 Stock options exercised                                                  54
                                                                     -------
  Net Cash and Cash Equivalents Provided by Financing Activities       4,702
                                                                     -------
Net Decrease in Cash and Cash Equivalents                             (1,822)
Cash and Cash Equivalents at Beginning of Month                          531
                                                                     -------
Cash and Cash Equivalents at End of Month                            $(1,291)
                                                                     =======

   As a result of the change in fiscal year end, no current book or tax benefit was realized from the net operating loss sustained during the month ended January 31, 1992, as described further in Note 7. The transition period includes $834,000 of insurance expense related primarily to previously incurred workers compensation claims and $3,059,000 for the cumulative effect of a change in accounting for deferred compensation.

NOTE 3: INVENTORIES
Inventories consist of:                   1994      1993
                                      (Dollars in thousands)
                                    --------------------------
Finished goods                           $16,163   $16,666
Work in process                            4,437     4,924
Raw materials and supplies                30,894    30,227
                                         -------   -------
                                          51,494    51,817
Excess of FIFO cost over LIFO cost        (4,024)   (3,702)
                                         -------   -------
Total Inventories                        $47,470   $48,115
                                         =======   =======

   During December of 1991, the company recorded inventory reserves of $2,587,000 for excess and obsolete inventory. During the years ended January 31, 1993 and December 31, 1991, the company had a liquidation of LIFO inventories that increased income before taxes by $487,000 and $604,000, respectively. During the year ended January 31, 1994, the effect of such liquidations is not significant.

NOTE 4: PLANT AND EQUIPMENT

  Plant and equipment consist of:                     1994      1993
                                                 (Dollars in thousands)
                                                 ----------------------
Land and land improvements                        $  9,971  $  9,966
Buildings                                           31,355    30,966
Machinery and equipment                            113,328   111,578
Leasehold improvements                               4,307     5,014
                                                  --------  --------
                                                   158,961   157,524
Less accumulated depreciation and amortization      70,068    67,562
                                                  --------  --------
Total Plant and Equipment, Net                    $ 88,893  $ 89,962
                                                  ========  ========

   During 1993, the company increased the estimated useful life of its computer equipment from three to five years to more closely reflect replacement patterns. The effects of this change in accounting estimate were to decrease 1993 depreciation expense by approximately $1,072,000 and increase 1993 net income by approximately $654,000, or $.06 per share.

NOTE 5: NOTES PAYABLE

   Notes payable consist primarily of bank lines of credit. Unsecured bank lines of credit allow the company to borrow a maximum of $35,000,000 (at the quoted rate of each bank). There are no withdrawal restrictions on any cash balances maintained at the various banks. The lines of credit can be withdrawn at each bank's option. The following information relates to bank line-of-credit borrowings:

                                                    1994      1993      1991
                                                     (Dollars in thousands)
                                                    ---------------------------
Bank lines of credit outstanding
 at the end of the period                           $27,600   $ 7,200   $10,800
Weighted-average interest rate at year-end              3.5%      3.5%      5.9%
Maximum amount outstanding during the period         27,700    24,100    18,400
Average amount outstanding during the period         12,085    16,252     9,436
Weighted-average interest rate during the period        3.5%      4.1%      6.5%

   The average amounts outstanding and weighted-average interest rates during each year are calculated based on daily outstanding balances.

NOTE 6: EMPLOYEE BENEFITS

   DEFINED BENEFIT PLANS: The company and its subsidiaries have noncontributory, defined benefit pension plans covering substantially all full-time employees in the U.S., Canada and Ireland. The company contributes amounts necessary to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974 for the U.S. plan. Amounts necessary to satisfy the funding requirements of Regulation 63 of the Ontario Pension Benefits Act, 1987 are contributed by the company for the Canada plan. The funding policy for the Ireland plan is determined by the company and is consistent with standard practices in that country. Contributions for the Ireland plan are made by both the company and the participants. The U.S. and Canada defined benefit pension plans provide retirement benefits based upon the employees' average earnings and years of service. The Ireland plan provides benefits equal to a certain percentage of the participant's final salary. The company also has an unfunded supplemental retirement plan covering certain key employees which provides supplemental retirement benefits based upon average earnings. A summary of the components of net cost for the defined benefit plans follows:

                                    Pension                 Supplemental
                            1994     1993      1991       1994    1993    1991
DEFINED BENEFIT PLANS:                    (Dollars in thousands)
                            ------------------------     ----------------------
Service cost--benefits
 earned during the period   $ 1,832  $ 1,488   $ 1,520    $  25   $  13   $  92
Interest cost on projected
 benefit obligation           3,615    3,224     2,700      268     293     263
Actual return on plan assets   (615)  (2,885)   (6,460)      -       -       -
Net amortization and
 deferral                    (3,494)  (1,057)    3,005      104     132     132
                            -------  -------   -------    -----   -----   -----
Net Cost                    $ 1,338  $   770   $   765    $ 397   $ 438   $ 487
                            =======  =======   =======    =====   =====   =====

   Assumptions used in determining the net cost for the defined benefit plans were:

                                         Pension              Supplemental
                                  1994    1993    1991    1994    1993    1991
                                 ----------------------------------------------
Weighted-average discount rate    8.75%   8.75%   8.75%   8.50%   8.50%   8.50%
Rate of increase in compensation
 levels                           6.00%   6.00%   6.00%   6.00%   6.00%   6.00%
Expected long-term rate of
 return on assets                10.00%  10.00%  10.00%  10.00%  10.00%  10.00%

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at January 31, 1994 and 1993 for the company's defined benefit plans:

                                                   Pension        Supplemental
                                                1994    1993      1994    1993
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:     (Dollars in thousands)
                                               ----------------  --------------
Vested Benefit Obligation                      $37,851  $29,680  $3,406  $2,907
                                               =======  =======  ======  ======
Accumulated Benefit Obligation                 $39,004  $30,586  $3,406  $2,907
                                               =======  =======  ======  ======
Projected benefit obligation                   $48,003  $39,000  $3,009  $3,715
Plan assets at fair value                       37,721   37,729     -       -
                                               -------  -------  ------  ------
Projected benefit obligation
 in excess of plan assets                       10,282    1,271   3,009   3,715
Unrecognized net gain (loss)                    (4,459)   3,469     267    (630)
Unrecognized net asset (liability)               2,436    2,372    (676)   (808)
                                               -------  -------  ------  ------
Net Liability Recognized in the
 Consolidated Balance Sheet                    $ 8,259  $ 7,112  $2,600  $2,277
                                               =======  =======  ======  ======

   For the U.S. defined benefit plans, the weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 4.5%, respectively, for 1994 and 8.75% and 6.00%, respectively, for 1993. The assumed long-term rate of return on assets was 10% for 1994 and 1993.

   The weighted-average discount rate, rate of increase in future compensation levels and expected long-term rate of return on assets for the Canada plan were 7.5%, 5.0% and 9.0%, respectively for 1994. The rates remained unchanged for the Ireland plan. The foreign defined benefit pension plans were not material in 1993 and 1991. Accordingly, the related pension cost and actuarial present value of accumulated plan benefits or net assets available for benefits have not been included in prior year amounts.

   The U.S. pension plan assets at January 31, 1994 and 1993, were invested in listed stocks and bonds, including common stock of the company. The market value of company stock included in plan assets at January 31, 1994 and 1993, was $3,660,000 and $5,307,000, respectively. Both the Canada and Ireland plan assets are invested in pooled mutual funds. For the unfunded supplemental plan, the company has purchased life insurance policies intended to ultimately fund the cost of the plan. During December of 1991, the company undertook measures to reduce its work force through both voluntary and involuntary terminations. To accomplish this, the company offered a limited voluntary early retirement program for eligible employees through an amendment to its domestic pension plan. The company incurred $1,948,000 of expense related to additional pension and medical benefits offered under this program, as well as $369,000 of severance costs related to other terminations.

   During 1993, the company discontinued one of its foreign pension plans which resulted in no gain or loss. All active employees in the plan became fully vested upon discontinuance and were offered either a transfer of the current value of their benefit to the company's defined contribution plan or the purchase of an annuity contract. All funds were transferred to the defined contribution plan.

   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company provides postretirement health care benefits to certain eligible retirees. The cost of the postretirement medical plan is shared by the company and retirees through such features as annually adjusted contributions, deductibles and coinsurance. The retiree's contribution is a factor of age and service at the time of retirement. The postretirement health care benefits are funded by the company as claims are paid.

   A summary of the components of annual net cost for the postretirement benefits for 1994 are as follows:

                                                 (Dollars in thousands)
                                                 ----------------------
   Service cost                                           $ 35
   Interest cost                                           166
   Amortization of unrecognized net liability               92
                                                          ----
   Net Cost                                               $293
                                                          ====

   The components of the company's postretirement benefits obligation recognized in the consolidated balance sheet at January 31, 1994, with comparative amounts at the date of adoption, February 1, 1993 were as follows:

   Accumulated postretirement benefits obligation:

                                                                 January 31  February 1
                                                                    1994        1993
                                                                 (Dollars in thousands)
                                                                 ----------------------
   Retirees                                                        $1,690      $1,556
   Future retirees                                                    579         476
                                                                   ------      ------
   Total accumulated benefit obligation                             2,269       2,032
   Less unrecognized amounts:
    Unrecognized net liability                                      1,751       1,843
    Net Loss                                                          152           -
                                                                   ------      ------
   Net Liability Recognized in the Consolidated Balance Sheet      $  366      $  189
                                                                   ======      ======

   For measurement purposes, an annual health care trend rate of 10% was assumed, decreasing over five years to 6% and remaining constant thereafter. A one percent increase in these assumed trend rates would not have a material effect on the accumulated postretirement benefits obligation as of January 31, 1994 and February 1, 1993 and the net periodic postretirement benefits cost for 1994. The discount rate used in determining the accumulated postretirement benefits obligation was 7.50% and 8.75% for January 31, 1994 and February 1, 1993, respectively.

   The cost of providing postretirement benefits in 1993 and 1991 which was recorded on a pay-as-you-go basis, was approximately $275,000 and $217,000, respectively.

   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN: The company has a retirement savings and stock ownership plan under which substantially all U.S. employees may elect to contribute up to 20% of their earnings. This includes a basic contribution of up to 10% and an additional voluntary contribution of up to 10%. The company contributes an additional 35% for up to 6% of each individual's basic contribution. Contributions are placed in trust for investment in defined funds, including a stock fund for investment in common stock of the company. The plan trustee purchases the company's stock at fair market value. The amount charged to expense under this plan was $1,190,000, $1,059,000 and $879,000 in 1994, 1993 and 1991, respectively.

   DEFERRED COMPENSATION PLAN: The company has a deferred compensation plan for the benefit of certain employees. Effective January 1, 1992, the company changed its method of accounting for deferred compensation in accordance with SFAS No. 106 which amended certain provisions of Accounting Principles Board Opinion No.
12. The cumulative effect of this change increased the net loss by $3,059,000 ($.26 per share) for the period ending January 31, 1992. Due to existing net operating loss carryforwards, no tax benefit was recognized on the cumulative effect of this change. Deferred compensation expense was $418,000, $866,000 and $606,000 for 1994, 1993 and 1991, respectively.

   POSTEMPLOYMENT BENEFITS: In the fourth quarter of 1994, the company adopted SFAS No. 112. Prior to adoption, postemployment benefit expenses were recognized on a pay-as-you-go basis. The company elected to immediately recognize the cumulative effect of the change in accounting for postemployment benefits of $166,000 ($135,000 after taxes) which represents the unfunded accumulated postemployment benefit obligation as of January 31, 1994.

NOTE 7: INCOME TAXES


   The provision for (benefit from) income taxes consists of the following:

                                      Liability
                                        Method   Deferred Method
                                         1994     1993     1991
CURRENT:                                  (Dollars in thousands)
                                      --------------------------
 Federal                              $  1,941   $1,002  $   521
 Foreign                                 2,215      934      973
 State and local                           522      224       77
                                      --------   ------  -------
 Total Current                           4,678    2,160    1,571
DEFERRED:
 Federal                                (8,817)     247   (4,011)
 Foreign                                (1,956)   1,294     (160)
 State and local                        (1,284)     111     (696)
                                      --------   ------  -------
 Total Deferred                        (12,057)   1,652   (4,867)
                                      --------   ------  -------
 Total Provision (Benefit)            $ (7,379)  $3,812  $(3,296)
                                      ========   ======  =======

   Total income taxes paid in 1994, 1993 and 1991 were $620,000, $720,000 and $4,220,000, respectively. As of January 31, 1994, the company had a net operating loss carryforward of $1,668,000 for tax purposes resulting from the transition period which will be utilized over the next four years. In addition, the company has $5,190,000 U.S. and foreign net operating loss carryforwards, of which $900,000 and $2,527,000 will expire in fiscal years 1999 and 2009, respectively. The company has research and development credit carryforwards of $1,100,000 which will also expire in fiscal year 2009.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of January 31, 1994 with comparative amounts at the date of adoption, February 1, 1993 were as follows:

                                            January 31                      February 1
                                               1994                           1993
                                   Assets   Liabilities    Net    Assets   Liabilities    Net
                                                      (Dollars in thousands)
                                  -----------------------------  -----------------------------
Inventory valuation               $ 5,119     $    -              $ 3,153    $     -
Accrued employee benefits           8,358          -                7,549          -
NOL carryforwards                   3,323          -                  812          -
Accelerated depreciation                -      6,095                    -      5,100
Deferred revenue                    2,898        187                2,160          -
Research and development credit
  carryforwards                     1,100          -                    -          -
Restructuring costs                10,051          -                    -          -
Purchase accounting adjustment          -          -                    -      4,432
Other                               2,294        460                1,878      2,824
                                  -------     ------    -------   -------    -------   -------
Total                             $33,143     $6,742    $26,401   $15,552    $12,356   $ 3,196
Less: Valuation allowance          15,696          -     15,696     4,548          -     4,548
                                  -------     ------    -------   -------    -------   -------
Total                             $17,447     $6,742    $10,705   $11,004    $12,356   $(1,352)
                                  =======     ======    =======   =======    =======   =======

   The components of the deferred income tax provision (benefit) for years prior to adoption of SFAS No. 109 result from the following:

                                                                      1993          1991
                                                                    (Dollars in thousands)
                                                                   -----------------------
Accelerated depreciation for tax purposes                          $    655       $  (111)
Timing differences in reporting the taxable portion
 of Domestic International Sales Corporation income                     (50)          (50)
Inventory valuation                                                     381          (310)
Accrued employee benefits                                              (374)       (1,610)
Accrued costs not deductible for tax purposes until paid              2,350        (1,400)
Deferred extended warranty                                           (1,008)       (1,061)
Alternative minimum tax carryforward                                   (396)            -
Other, net                                                               94          (325)
                                                                   --------       -------
Total Deferred Income Tax Provision (Benefit)                      $  1,652       $(4,867)
                                                                   ========       =======

   A reconciliation of the provision for (benefit from) income taxes to the statutory federal rate is as follows:

                                                              1994                   1993                    1991
                                                                            (Dollars in thousands)
                                                     ---------------------------------------------------------------------
                                                                 Effective               Effective               Effective
                                                       Amount       Rate      Amount        Rate       Amount       Rate
                                                     --------    ---------    -------    ---------    -------     --------
Computed tax at statutory federal rate               $(13,314)     (34.0)%    $ 6,259       34.0%     $  (926)      (34.0)%
Foreign Sales Corporation tax benefit                    (566)      (1.4)        (477)      (2.6)        (465)      (17.2)
State taxes, net of federal tax benefit                (1,900)      (4.9)         221        1.2         (409)      (15.0)
Nondeductible amortization and
 depreciation                                              32        0.1          258        1.4          143         5.3
Nondeductible foreign loss                                  -          -          378        2.0          606        22.3
Research and development tax credit, net               (1,813)      (4.6)        (509)      (2.8)        (969)      (35.6)
Foreign statutory tax rate differences                 (1,490)      (3.8)      (2,377)     (12.9)      (1,339)      (49.2)
Increase in valuation allowance                        11,148       28.5            -          -            -           -
Other, net                                                524        1.3           59        0.4           63         2.3
                                                     --------      -----      -------      -----      -------      ------
                                                     $ (7,379)     (18.8)%    $ 3,812       20.7%     $(3,296)     (121.1)%
                                                     ========      =====      =======      =====      =======      ======

NOTE 8: LONG-TERM DEBT

   Long-term debt is summarized as follows:

                                                                                               1994          1993
                                                                                              (Dollars in thousands)
                                                                                              ----------------------
Unsecured promissory notes payable--
 Interest rate 9.85%, interest payable semi-annually through October 1998, principal
  is payable in annual installments from October 1993 through October 1998                    $15,333       $20,000
 Interest rate 6.64%, interest payable semi-annually through December 1999, principal
  is payable in annual installments from December 1995 through December 1999                   15,000        15,000
 Interest rate 9.02%, interest payable semi-annually through December 1997, principal
  is payable in annual installments from December 1993 through December 1997                    8,000        10,000
 Variable interest rate, .96% through December 1994, interest payable annually
  through December 1995, principal is payable in full in December 1995                          4,510         4,510
Secured bank note payable--
 Interest rate 7.95%, payable in monthly installments through
  August 2003, collateralized by a building                                                     1,662             -
Other                                                                                             697            55
                                                                                              -------       -------
                                                                                               45,202        49,565
Less current maturities                                                                         6,546         6,725
                                                                                              -------       -------
Total Long-Term Debt                                                                          $38,656       $42,840
                                                                                              =======       =======

   Under the terms of various long-term debt agreements, the company agreed, among other things, to certain restrictions on consolidated working capital and various transactions including the amount available for the payment of cash dividends. As of January 31, 1994, under the most restrictive of these provisions, the maximum amount available for the payment of cash dividends was approximately $1,700,000. As of January 31, 1994, the company was not in compliance with the current ratio provision of the unsecured promissory notes. Waivers were obtained from the lenders through January 31, 1995.

   The aggregate maturities of long-term debt during each of the next five fiscal years are as follows: 1995--$6,546,000; 1996--$13,721,000; 1997--
$8,574,000; 1998--$7,238,000; and 1999--$5,164,000.

   Capitalized interest accounts for $1,749,000 of the $3,813,000 interest cost incurred during 1991. No amounts were capitalized during 1994 and 1993.

   Interest paid on all debt in 1994, 1993 and 1991 totaled $4,694,000, $3,391,000 and $3,812,000, respectively.

NOTE 9: STOCK OPTIONS AND AWARDS

   The company has a stock option plan that provides for the purchase of the company's common stock by officers and key employees at the fair market value of shares at the date of grant. Stockholders approved a new stock benefit plan in 1988. This approval also allowed the termination of the 1979 plan. The 1988 Stock Benefit Plan reserved 800,000 common shares for stock options and 200,000 common shares for stock awards. During 1993, the company reserved an additional 1,000,000 common shares for stock options. At the discretion of the Compensation Committee of the Board of Directors, the plans allow all vested stock option holders to elect an alternative settlement method in lieu of purchasing common stock at the exercise price. The alternative settlement method permits the employee to receive, without payment to the company, cash, shares of common stock or a combination thereof, of up to 100% of the value of market increase in common stock over the option purchase price; however, alternative settlements involving the disbursement of cash require approval of the Compensation Committee of the Board of Directors. Options are granted for terms of ten years to become exercisable in 50% installments as of the first and second anniversary dates from the date of grant. Under the 1979 plan, options exercisable and outstanding at January 31, 1994 and 1993, were 125,225 and 149,612, respectively. During 1994, 20,887 options from the 1979 plan were exercised at prices ranging from $4.50 to $19.13 per share. Options exercisable at January 31, 1994 and 1993, under the 1988 plan were 467,090 and 308,081, respectively.

                                                      Number of Shares
                                           ---------------------------------------
1988 OPTION PLAN:                          Reserved        Granted       Available
                                           --------        -------       ---------
Balance at January 31, 1992                 721,668        548,768         172,900
Reserved                                  1,000,000              -       1,000,000
Exercised ($13.50 to $27.00 per share)      (72,799)       (72,799)              -
Granted ($25.50 to $30.25 per share)              -        170,100        (170,100)
Lapsed                                            -         (7,025)          7,025
                                          ---------        -------       ---------
Balance at January 31, 1993               1,648,869        639,044       1,009,825
Exercised ($16.50 to $21.75 per share)       (2,200)        (2,200)              -
Granted ($17.50 to $22.75 per share)              -        213,500        (213,500)
Lapsed                                            -        (17,600)         17,600
                                          ---------        -------       ---------
Balance at January 31, 1994               1,646,669        832,744         813,925
                                          =========        =======       =========

   Under the stock award plan, shares are granted to employees at no cost. Awards vest at the rate of 25% annually, commencing one year from the date of award, provided the recipient is still employed by the company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is being charged to expense over the four-year vesting period ($280,000 in 1994, $458,000 in 1993 and $427,000 in 1991).

                                    Number of Shares
                             -----------------------------
1988 AWARD PLAN:             Reserved  Granted   Available
                             --------  -------   ---------
Balance at January 31, 1992  164,772    42,351    122,421
Granted                           --     9,560     (9,560)
Vested                       (19,560)  (19,560)        --
Canceled                          --    (4,368)     4,368
                             -------   -------    -------
Balance at January 31, 1993  145,212    27,983    117,229
Granted                           --    22,300    (22,300)
Vested                        (3,690)   (3,690)        --
Canceled                          --    (3,643)     3,643
                             -------   -------    -------
Balance at January 31, 1994  141,522    42,950     98,572
                             =======   =======    =======

NOTE 10: OPERATING LEASES

   OPERATING LEASES: Total rental expense for operating leases, principally buildings, amounted to approximately $6,781,000, $6,118,000 and $7,429,000 for 1994, 1993 and 1991, respectively. Some of the operating leases have options to renew and there are no contingent rentals or financial restrictions in any of the operating leases. Future minimum lease payments on all noncancelable leases are as follows:

                                         (Dollars in thousands)
                                         ----------------------
1995                                            $ 2,459
1996                                              2,336
1997                                              2,023
1998                                              1,852
1999                                              1,034
Thereafter                                        1,956
                                                -------
Total minimum lease payments                    $11,660
                                                =======

NOTE 11: COMMITMENTS AND CONTINGENCIES
   Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the company and certain of its subsidiaries. While it is not feasible to predict the outcome of these suits and other legal proceedings and claims with certainty, management is of the opinion that their ultimate disposition should not have a material effect on the consolidated financial statements of the company.
   During 1994, the company guaranteed approximately $1.5 million of debt related to the sale of equipment through a leasing company. The debt is collateralized by a security agreement. Additionally, a $3.8 million sale of an existing lease receivable guarantees performance over four years under a conditional sales agreement.

NOTE 12: INDUSTRY SEGMENTS AND EXPORT SALES
   The company's operations consist predominantly of the design, manufacture and distribution of specialized equipment for emergency, therapeutic and surgical pulmonary care. In addition, the company manufactures and distributes gas products administered with this equipment. These products are distributed to hospitals, home care providers, clinics, physicians, nursing homes, airlines and airframe manufacturers. Net sales, operating profit (loss) and identifiable assets of these operations account for 100% of the consolidated amounts for 1994, 1993 and 1991.
   Export sales billed from domestic locations for 1994, 1993 and 1991 totaled approximately $36,133,000, $39,914,000 and $31,913,000, respectively. These sales were not concentrated in a specific geographic area.

   Income before income taxes from foreign operations accounted for $72,000, $12,386,000 and $10,550,000 of consolidated income (loss) before income taxes in 1994, 1993 and 1991, respectively. The company recorded foreign translation losses of $583,000 and $607,000 for 1994 and 1993, respectively, as a result of the strengthening of the U.S. dollar.
   Transfers between United States and foreign operations are recorded at varying discounts depending on the country and the type of market. Areas representing a significant portion of the company's foreign operations include Europe, Canada and the Far East.
   Net sales, operating profit (loss) and identifiable assets for the United States and foreign geographic segments are summarized as follows for 1994, 1993 and 1991:

                                  (Dollars in thousands)
               ------------------------------------------------------------
                              Transfers
                 Sales to      Between              Operating
               Unaffiliated  Geographic              Profit     Identifiable
                Customers      Areas       Total     (Loss)        Assets
               ------------  ----------  --------   ---------   ------------
1994:
United States    $258,686     $ 11,829   $270,515   $(35,374)    $170,605
Foreign            50,569       25,472     76,041        233       85,989
Eliminations           --      (37,301)   (37,301)        --           --
                 --------     --------   --------   --------     --------
Consolidated     $309,255     $     --   $309,255   $(35,141)    $256,594
                 ========     ========   ========   ========     ========
1993:
United States    $245,789     $ 30,348   $276,137   $  8,537     $191,469
Foreign            54,271       11,619     65,890     12,588       52,939
Eliminations           --      (41,967)   (41,967)        --           --
                 --------     --------   --------   --------     --------
Consolidated     $300,060     $     --   $300,060   $ 21,125     $244,408
                 ========     ========   ========   ========     ========
1991:
United States    $214,428     $ 34,381   $248,809   $ (6,256)    $185,440
Foreign            41,694       10,846     52,540      6,696       23,348
Eliminations           --      (45,227)   (45,227)        --           --
                 --------     --------   --------   --------     --------
Consolidated     $256,122     $     --   $256,122   $    440     $208,788
                 ========     ========   ========   ========     ========

NOTE 13: STOCKHOLDERS' EQUITY

   In May 1989, the company declared a dividend of one common share purchase right on each outstanding share of common stock. One right is issued with each share of common stock issued after May 17, 1989. The rights are neither presently exercisable nor separable from the common stock. If they become exercisable following the occurrence of certain specified events, each right will entitle the holder to purchase one-half share of common stock for $45, subject to certain antidilution adjustments. The rights do not have any voting privileges nor are they entitled to dividends. The rights are redeemable by the company at $.01 each until a person or group acquires 20% of the company's common stock or until they expire on May 1, 1999. In the event that the company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof at the then current exercise price, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right. At January 31, 1994, 6.5 million shares were reserved for future issuance in accordance with the above plan.

NOTE 14: WARRANTY RESERVES

   During December of 1991, the company provided $2,999,000 of warranty reserves related principally to the company's 7200 Series ventilator. These warranty reserves represent the estimated costs of field corrective actions associated primarily with the medical device safety alert for the 7200 Series ventilator announced by the company in January 1992.

NOTE 15: RESTRUCTURING CHARGES

   During 1994, the company recorded restructuring charges of $43,169,000. Included in the charges are restructuring actions taken during the second quarter (approximately $9,014,000) principally made up of severance costs related to an employment level reduction in the company's ventilator and blood gas monitoring divisions; the closing of its facilities in El Segundo, California; the consolidation of its facilities including offices in its aviation business, blood gas monitoring operations and sales and service operations in France and the U.S. and a revaluation of certain production assets. Fourth quarter charges (approximately $34,155,000) were principally made up of severance costs and the write-down of assets in connection with the closing of the portable ventilator facility in Boulder, Colorado and the curtailment of the intra-arterial blood gas monitoring operation in Carlsbad, California. Portable ventilators will continue to be sold to customers outside the U.S.; manufacturing will be transferred to the company's facility in the Republic of Ireland. A buyer for the intra-arterial blood gas monitoring product line is currently being sought. The company expects to obtain a buyer or close the facility around midyear. The expected costs for this period, which represent an effective and orderly completion of the stated restructuring plan, have been accrued.
   As of January 31, 1994, approximately $12,000,000 remained in accrued liabilities representing primarily expected severance, cancellation penalties, remaining facility lease payments and other costs necessary to complete the restructuring plan. This amount is expected to be disbursed primarily over the first three quarters of fiscal year 1995.

NOTE 16: ACQUISITIONS

   During April 1993, the company acquired a German distributor (Hoyer Medizintechnik) for $10,550,000, of which $2,000,000 remains to be paid in fiscal year 1995. The company also acquired a French supplier of diagnostic and therapeutic sleep products (SEFAM S.A.) in late January 1994, for a total of $21,592,000 of which $12,947,000 was paid in cash with the remainder paid through the issuance of 426,929 restricted shares of the company's common stock. These acquisitions were accounted for using the purchase method of accounting, and the purchase price has been allocated to assets acquired and liabilities assumed, reflecting their estimated fair value as of the dates of the acquisitions with the remaining excess purchase price to be amortized over fifteen years. The results of operations of the acquired businesses, which are not significant, have been included in the accompanying statements of operations, stockholders' equity and cash flows since the dates of acquisition. In conjunction with these acquisitions, the purchase price consisted of the following:

                                                 (Dollars in thousands)
                                                 ----------------------
     Fair value of assets acquired other than
      cash and cash equivalents                         $34,481
     Liabilities assumed or incurred                     (6,464)
     Stock issued                                        (8,645)
     Prior year cash payment                             (1,500)
     Assets contributed                                    (255)
                                                        -------
     Fair value of assets acquired, net of cash
      and cash equivalents acquired                     $17,617
                                                        =======

NOTE 17: SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of unaudited quarterly results of operations for the years ended January 31, 1994 and 1993:

                                                        Quarter Ended
                                        (Dollars in thousands, except per share data)
                                        ---------------------------------------------
                                            Apr. 30   July 31   Oct. 31   Jan. 31
                                            -------   -------   -------   -------
FY 1994
Net sales                                   $75,391   $77,914   $75,277  $ 80,673
Gross profit                                 33,218    33,395    31,367    30,691
Net income (loss) before cumulative effect    1,849    (4,963)      748   (29,413)
Net income (loss)                              (906)   (4,963)      748   (29,548)
Net income (loss) before cumulative effect
  per common share                              .15      (.41)      .06     (2.46)
Net income (loss) per common share             (.08)     (.41)      .06     (2.47)

FY 1993
Net sales                                   $70,472   $73,471   $76,593  $ 79,524
Gross profit                                 30,873    32,103    33,444    33,732
Net income                                    3,456     3,776     3,829     3,534
Net income per common share                     .29       .32       .33       .30

   In the second quarter of 1994, a $9,014,000 restructuring charge was recorded. In the fourth quarter, the company recorded an additional $34,155,000 of restructuring charges as discussed in Note 15.
   In the fourth quarter of 1993, a $1,072,000 change in accounting estimate related to depreciation expense was recorded as discussed in Note 4.

SUPPLEMENTAL INFORMATION FOR THE TEN-YEAR SUMMARY (UNAUDITED)
   Effective January 1, 1985, the company adopted the Last-In, First-Out (LIFO) method of determining costs for substantially all inventories.
   In 1985, the Industrial Division net assets were sold at a gain of $1,854,000 which is included in other income (expense).
   In 1986, the Los Angeles facility was sold at a gain of $7,286,000 which is included in other income (expense).
   In 1986, a previously-acquired product line was written off at a loss of $1,070,000 which is included in gross profit.
   In 1988, certain assets and marketing rights were sold at a gain of $6,000,000 which is included in other income (expense).
   In 1991 and 1984, the company incurred expenses of $1,948,000 and $2,758,000, respectively, associated with limited voluntary early retirement benefit programs.
   In the transition period, the company recorded $3,059,000 of expense as a result of a change in accounting for deferred compensation.
   In 1993, the company made a change in estimate reducing depreciation expense by $1,072,000, which is included in selling and administrative expense.
   In 1994, the company recorded $43,169,000 in restructuring charges. The cumulative effect of accounting changes includes $2,755,000 for the adoption of SFAS No. 109 "Accounting for Income Taxes" and $135,000 for the adoption of SFAS No. 112 "Employers' Accounting for Postemployment Benefits."
   The summary should be read in conjunction with the auditors' report, consolidated financial statements and related footnotes included on pages 24 to 41 of this report.
   Prior year common share data have been adjusted for the two-for-one stock splits that took place in 1987 and 1986.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS - JANUARY 31, 1994 COMPARED TO JANUARY 31, 1993

NET SALES

   Net sales volume for the year ending January 31, 1994 (FY 1994), increased 3.1% compared to the year ended January 31, 1993. The following table shows sales volume for the significant markets in which the company operates:

                               (Dollars in millions)      Percent
                                  1994       1993         Change
                                ----------------------------------
Home Care Market                 $109.7     $ 92.8         18.2%
Hospital/Physician Market         176.2      182.1         (3.2)%
Aviation Market                    23.4       25.2         (7.1)%
                                 ------     ------
  Total Net Sales                $309.3     $300.1          3.1%
                                 ======     ======


   Home care continued its pattern of strong growth, particularly in the U.S. market. Worldwide, the company's home care business grew over 18% reaching nearly $110 million. In the U.S., the company's home care business grew about 34% while outside the U.S. this business declined about 14% from prior year levels. The company does not believe the international decline represents a trend as FY 1993 revenues included a sizable oxygen concentrator fleet replacement by a single European customer whereas FY 1994 revenues did not. Over the past five years, the company's home care business has achieved a compound annual revenue growth rate of over 22% worldwide--31% internationally.

   Home oxygen therapy (principally liquid oxygen systems and oxygen concentrators) represents nearly three-quarters of the company's home care business. The company's home oxygen therapy business grew 15% over the prior year, in spite of that year's unusual oxygen concentrator fleet replacement by a European customer. The company expects its home oxygen therapy business to continue growing, more slowly in the United States but with international growth resuming.

   Worldwide, the company's sleep disorder diagnosis and treatment products business grew more than 75% reflecting both rapid market growth and market share gains, again principally in the United States. In late January, the company finalized the previously announced acquisition of SEFAM S.A. (Nancy, France), the leading European supplier of diagnostic and therapeutic sleep disorder products. It is the company's belief that this acquisition places Puritan-Bennett in the leading market share position in Europe and in the number two position worldwide in what the company expects will continue to be a rapidly growing sleep disorders market. Sleep disorder products should account for an increasing share of the company's growing worldwide home care business.

   Hospital/physician office products did not fare well last year. At approximately $186 million, orders remained essentially unchanged from the prior year. At approximately $176 million, revenues were down 3%. The resulting growth in order backlog does represent future revenues and profitability, however.

   Although unit orders for the 7200 Series ventilator system grew 10% internationally in spite of recessionary economic conditions in Europe, unit orders fell 18% in the United States. The company expects U.S. demand for the 7200 ventilator to stabilize generally around last year's levels and international demand to continue growing. The company also expects that service revenues associated with its growing installed base of hospital ventilators will continue to increase, as they did last year. Finally, the company expects revenues from its CliniVision Respiratory Care Management Information System will continue to grow. After a very slow start caused by U.S. health care reform uncertainty, CliniVision orders increased significantly in the second half of the year as hospitals increasingly focused on CliniVision as a valuable solution to their cost-containment challenge and as the company continued to enhance the CliniVision system. Considering all of the above, the company expects the hospital/physician market revenues to grow moderately in the year ahead. The company has resolved to improve the profitability of this part of its business within the context of considerably lower revenue expectations than the company has had in the past.

   The company's aviation revenues declined 7% last year but orders grew 16% from prior year levels. This order growth mainly reflects a growing interest in the offerings of the small Airborne Closed Circuit Television (ACCTV) operation acquired a year ago. Of the $28 million in aviation orders received, ACCTV accounted for nearly $3.8 million, $2.9 million of which is for the drogue-chute deployment monitoring system on the McDonnell Douglas C-17 military air transport. Most of ACCTV's orders last year represent future revenue. The company believes ACCTV is on the verge of becoming a meaningful revenue and profit contributor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)


   Aviation's order improvement also reflects growing interest in other new products. Demand for these new products is not limited by rates of new aircraft production; these products can be used on existing aircraft. Due to such new product offerings and the facility consolidation, the company believes its aviation business will grow and become more profitable during the coming year. Growth from increasing rates of new commercial and general aviation aircraft production is probably another year or two away.

INTERNATIONAL SALES AND PROFITABILITY

   The decrease in foreign operations operating profit is the result of several events. As expected, the German operation, which was in a start-up environment, had an operating loss of approximately $1.7 million. FY 1993 foreign operating profit also included a sizable oxygen concentrator fleet replacement by a single customer for which there was no comparable event in FY 1994. This accounts for approximately $2.3 million of the decrease in foreign operating profit. In addition, approximately $.9 million of FY 1993 operating profit related to the manufacture of portable ventilators and manual resuscitators in Ireland. The manufacture of this equipment was transferred back to the U.S. in FY 1994. Approximately $3.4 million was recorded in FY 1994 related to a change in technology transfer costs recorded by foreign operations in FY 1993, FY 1991 and FY 1990 in accordance with the company's revised transfer pricing study. The effect of this adjustment was to decrease the U.S. operating loss and the foreign operating profit. The recession in Europe, which caused a reduction in sales and an increase in bad debt expense (primarily one customer), contributed to the majority of the remaining decrease. The following tables reflect the amount of sales and operating profits from the United States and foreign geographic segments:

                              Net Sales                           Operating Profit (Loss)
                        (Dollars in millions)  Percent             (Dollars in millions)   Percent
                           1994       1993     Change                  1994     1993       Change
                         -----------------------------            --------------------------------
U.S. Operations           $258.7     $245.8      5.2%                 $(35.4)   $ 8.5          -
Foreign Operations          50.6       54.3     (6.8)%                    .3     12.6      (97.6)%
                          ------     ------                           ------    -----
 Total                    $309.3     $300.1      3.1%                 $(35.1)   $21.1     (266.4)%
                          ======     ======                           ======    =====
The following table reflects sales by customer
 location:
                                                                Net Sales
                                                          (Dollars in millions)  Percent of Sales
                                                             1994       1993       1994     1993
                                                           ---------------------------------------
Customers within the U.S.                                   $222.6     $205.9      72.0%    68.6%
Customers outside the U.S.                                    86.7       94.2      28.0%    31.4%
                                                            ------     ------     ------   ------
 Total Net Sales                                            $309.3     $300.1     100.0%   100.0%
                                                            ======     ======     ======   ======

   During the past decade, the company's business profile has changed substantially from being predominately a supplier of life-support capital equipment to the United States hospital market. Home care has been and is expected to continue to be the fastest growing part of our business. Life-support products sold in the U.S. market will likely represent a smaller share of the company's business in the future, a trend that does help lower the company's U.S. regulatory and health care reform risks. At the same time, the company will consider utilizing more fully its direct hospital sales and service organizations in the U.S., Canada, France, Germany, Italy and the United Kingdom to handle complementary products from other companies.

   In late January 1994, the company finalized the previously announced acquisition of SEFAM S.A., the leading European supplier of diagnostic and therapeutic sleep disorder products, and its 80% owned Lit Dupont S.A. subsidiary, which makes wheelchair products. Over the past five years, the company's home care business, which reached nearly $110 million in revenues this year, has achieved a compound annual revenue growth rate of over 22% worldwide-- 31% internationally. The company believes that the acquisition of SEFAM will help such growth trends continue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)


GROSS PROFIT

     The gross profit percentage for FY 1994 decreased 1.8% from FY 1993. The reduced profitability of the hospital/physician market products was the primary contributor to this decrease. As discussed elsewhere, several factors, including health care reform uncertainty, recessionary economic conditions in Europe and a fire at Maimonides Medical Center in Brooklyn, New York, affected the company's hospital/physician market. Restructuring actions were taken to improve the profitability of this part of the business within the context of considerably lower revenue expectations than the company has had in the past.

                                          (Dollars in millions)          Percent
                                            1994           1993           Change
                                          --------------------------------------
Gross Profit                               $128.7         $130.2          (1.2)%

Gross Profit Percentage                      41.6%          43.4%         (1.8)%

SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses for FY 1994 increased 15.1% over FY 1993. This increase is due primarily to the German operation and a small acquisition made late in FY 1993. This accounts for approximately $3.9 million of the increase. Approximately $1.9 million is from increased selling expense earlier in the year related to the intra-arterial blood gas monitoring products. Approximately $3.7 million is from increased selling and administrative expenses relating to the company's growing home care business. The remaining $2.3 million increase is the net result of a credit for a change in estimate for depreciation expense, an insurance premium refund in FY 1993 and expenses associated with the investigation of the fire in Brooklyn referred to below. As discussed elsewhere, the restructuring actions are expected to help control the rate of growth in selling and administrative spending.

                                         (Dollars in millions)           Percent
                                          1994           1993             Change
                                        ----------------------------------------
Selling and Administrative Expenses       $95.8          $83.2            15.1%

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses for FY 1994 decreased 3.5% from FY 1993. This decrease resulted almost entirely from reduced spending on the intra-arterial blood gas monitoring product. In FY 1993 significant research and development expense was incurred to ready the product for market. When shipment of the product commenced in late FY 1993, the need for research and development spending was reduced. As discussed elsewhere, shipments of this product ceased in December 1993 and future spending on this technology has been eliminated by the restructuring action taken in the fourth quarter. In the future, research and development activities will continue across all remaining product lines, however, overall expense will be reduced due to the elimination of the intra-arterial blood gas monitoring product.

                                          (Dollars in millions)          Percent
                                           1994             1993          Change
                                          --------------------------------------
Research and Development Expenses         $24.9           $ 25.8          (3.5)%

RESTRUCTURING CHARGES

     Although the company's home care and medical gas businesses had a year of growth and profitability, a number of market and regulatory developments converged to make the past year a particularly challenging one for the company as a whole. In addition to weakness in the aviation market, the combination of health care reform uncertainty in the United States and recessionary economic conditions in Europe reduced demand for the company's hospital capital equipment products, especially early in the year. Moreover, a tragic fire at Brooklyn, New York's Maimonides Medical Center in September 1993 called into question the safety of certain of the company's products, which were absolved four months later by the findings of an extensive, independent investigation. However, initial reports that the company's products might have caused the fire may have prompted the Food and Drug Administration (FDA) to conduct additional investigations at some of the company's facilities prior to completion of its planned improvement programs and renew the issue of a consent decree. The January 1994 consent decree primarily affects the company's portable ventilator facility in Boulder, Colorado and the FOxS intra-arterial blood gas monitoring operation in Carlsbad,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)

California, requiring a cessation of shipments to customers in the United States from these two locations until FDA is satisfied that these locations are in compliance with Good Manufacturing Practice (GMP) regulations. The agreement also requires compliance with GMP and Medical Device Reporting (MDR) requirements, where applicable, throughout the company. In response to these developments, the company has taken a number of major actions to reposition itself for the future.

   The company has restructured the hospital ventilator portion of its business in order to improve its profitability at lower levels of revenue than previously anticipated. The company has consolidated its aviation business to three facilities from four so that this part of the business remains profitable in the current market conditions. The company is closing its Boulder, Colorado facility and transferring the manufacture of the portable ventilators made there to its ISO(International Standards Organization) 9002-certified facility in the Republic of Ireland from where the company will serve customers outside the U.S. for the Companion 2801 portable ventilator. The company substantially reduced the FOxS operation, is addressing its GMP compliance issues and is offering it for sale. The company continues to believe that the proprietary intra-arterial blood gas monitoring system represents a valuable and important new technology and that the long-term commercial opportunity for it remains large. However, the company has concluded that the opportunity is better suited to a company with greater financial resources, and will attempt to find a buyer for this operation by midyear.

   As a result of the plan for restructuring, during FY 1994 the company recorded restructuring charges of $43.2 million. Included in the charges are restructuring actions taken during the second quarter (approximately $9 million) principally made up of severance costs related to a 4.9% employment level reduction in the company's ventilator and blood gas monitoring divisions (126 employees), the closing of its aviation facility in El Segundo, California, a revaluation of certain productive assets, the consolidation of its facilities including offices in its aviation business, blood gas monitoring operations, and sales and service operations in France and the U.S., as well as other miscellaneous charges and costs associated with matching the size of the company's operation with the various markets in which the company operates. The second quarter charge consisted of approximately $3.3 million in personnel related charges, $4.4 million in non-cash asset write-downs and $1.3 million for the consolidation of manufacturing and marketing facilities.

   In the fourth quarter of FY 1994, the company effected a second restructuring which will result in a 7.5% reduction in its work force (188 employees). The restructuring plan includes the closing of the portable ventilator facility in Boulder, Colorado and the curtailment of the intra-arterial blood gas monitoring operation in Carlsbad, California. The restructuring resulted in an additional charge of $34.2 million in the fourth quarter of FY 1994. This charge consisted of approximately $4.4 million in personnel-related charges, $9.6 million in non-cash write-downs of inventory, facilities and equipment, and $15.7 million in non-cash write-downs of certain prepaid royalties, capitalized software and patents. Portable ventilators will continue to be sold to customers outside the U.S.; manufacturing will be transferred to the company's facility in the Republic of Ireland. The company expects to obtain a buyer for the intra-arterial blood gas monitoring product line or close the facility around midyear. The expected costs for this period, approximately $4.5 million, which represent an effective and orderly completion of the stated restructuring plan and do not include the costs of continuing operations, have been accrued.

   As of January 31, 1994 approximately $12.0 million remained in accrued liabilities representing primarily expected severance, cancellation penalties, remaining facility lease payments, and other costs necessary to complete the restructuring plan in an orderly and effective manner. This amount is expected to be disbursed primarily over the first three quarters of FY 1995. After the third quarter the company should begin to see the real cash flow benefit of the restructuring plan. It is not expected that the restructuring will require significant borrowing. Because of the historical drain on cash flow and the higher than expected costs of developing the proprietary intra-arterial blood gas monitoring system, the company expects improved cash flow and profitability once the restructuring plan is completed. The company also expects improved efficiency and profitability from the consolidation of the marketing offices of the hospital/physician sales force in the United States and the consolidation of the aviation operation from four locations to three.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)

OTHER EXPENSES

   Other expenses increased by 48.1% in FY 1994 when compared to FY 1993. This primarily resulted from increased interest expense of $.8 million and unfavorable foreign currency adjustments of $1.0 million. The unfavorable foreign currency translation adjustments are primarily the result of market fluctuations in the strengthening of the U.S. Dollar.

                                   (Dollars in millions)   Percent
                                  1994               1993   Change
                                  --------------------------------
Other Expenses                    $4.0               $2.7   48.1%

PROVISION FOR INCOME TAXES

   The FY 1994 effective benefit rate of 18.8% changed from the FY 1993 tax rate of 20.7%. Nondeductible amortization combined with losses for which there is no current benefit caused the FY 1994 benefit rate to be less than the statutory benefit rate. In contrast, the FY 1993 effective tax rate was less than the U.S. statutory rate of 34% because a significant portion of international income was taxed at the lower rate of 10%.

   The company has a tax valuation allowance of $15.7 million as required by SFAS No. 109. The realization of this deferred tax benefit depends on the company's ability to generate sufficient taxable income in the future (approximately $20 million). Approximately 80% of the company's total temporary differences are expected to reverse in the next two years. During the past decade, the company's business has changed substantially from being predominately a supplier of life-support capital equipment to the U.S. hospital market towards the home care market. This trend helps lower the company's U.S. regulatory and health care reform risks. Additionally, the company has undergone substantial restructuring during fiscal year 1994. As a result, the company believes it is well positioned to take advantage of this benefit in the future.

   If the company is unable to generate sufficient taxable income in the future, increases in the valuation allowance will be required through a charge to expense. However, if the company achieves sufficient profitability to use all of the deferred tax benefit, the valuation allowance will be reduced through a credit to expense.

   The new tax package recently passed by Congress will increase the company's effective corporate tax rate somewhat over the next couple of years. The company has been affected primarily by the retroactive reinstatement of the research and development credit which had an immediate benefit on the fiscal 1994 effective rate. However, this benefit will be more than offset by the future increase in the top U.S. corporate tax rate to 35% on taxable income exceeding $10 million and a reduction in the allowance of a deduction for business meals and entertainment from 80% to 50%.

FINANCIAL CONDITION

WORKING CAPITAL

   The ratio of current assets to current liabilities is 1.6 at January 31, 1994, down from 2.8 at January 31, 1993. Working capital decreased, from $81.1 million to $51.9 million. The primary reason for the decrease was the issuance of notes payable of $19.9 million of which $12.9 million was used to fund the acquisition of SEFAM with the remainder incurred to fund ongoing operations. In addition, the restructuring discussed previously resulted in an approximate $12.0 million increase in other accrued expenses.

LIQUIDITY AND CAPITAL RESOURCES

   Net cash and cash equivalents provided by operating activities were sufficient to fund the company's capital expenditures, scheduled repayments of long-term debt and dividend payments. The increase in net cash and cash equivalents provided by operating activities is due to several factors. A 15% increase in sales caused an increase in receivables and inventory in FY 1993. The lack of comparable growth rate of these assets and a tightening of controls has caused a stabilization in the growth rate of these assets and in turn has eliminated the large use of cash related to inventory and receivables. These increases were somewhat offset by approximately $4.8 million in severance and relocation costs paid during the year associated with the restructuring.

   Net cash and cash equivalents used in investing activities increased when compared to FY 1993. This increase is primarily due to the acquisition of Hoyer Medizintechnik and SEFAM S.A. as discussed in Note 16, offset by reduced capital expenditures. FY 1995 capital expenditures are expected to remain relatively consistent with current year levels. The company will continue to improve and replace existing fixed assets as appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)

   Net cash and cash equivalents provided from financing activities in FY 1994 remained relatively stable as compared to FY 1993. This is the net result of short-term borrowing increases of $19.9 million which was used primarily to fund the acquisition of SEFAM and repurchase the approximately $2.7 million of the company's common stock.

   Long-term debt, excluding current maturities, at year-end represents 26.4% of total capital (long-term debt plus stockholder's equity) compared to 24.3% at January 31, 1993. See Notes 5 and 8 to the consolidated financial statements for more detailed description of short- and long-term debt portfolios. At year-end, the company had $35 million of unsecured bank lines-of-credit available, $7.4 million of which was unused.

   The company previously announced it had started planning for a facility suitable for its longer-term requirements in the Kansas City area. The company is moving forward on obtaining the facility site funded by selling, as the market conditions permit, real estate and other assets that are no longer part of the company's long-term plans. However, the remainder of the project has been indefinitely postponed.

HEALTH CARE REFORM
   In the United States, President Clinton has made clear his determination to reform this country's health care system. The two basic forces leading to reform are the desire to: (1) provide basic financial access (insurance coverage) to health care for all citizens, over 35 million of whom have only limited, if any, financial access today; and (2) contain health care expenditures, which now represent 14% of the economy and represent a sizable contributor to chronic federal and some state government deficits. The first desire, taken alone, would expand the healthcare system. The second desire, taken alone, would restrain the expansion of the health care system. What the balance will be between these two opposing desires remains to be seen. Clearly, it has proven easier over the years to expand financial access to health care than it has to contain health care spending. We would not be surprised if the same holds true in the future. In any event, we are devoted to developing respiratory products that make such significant contributions that they will continue to be necessary, not discretionary, parts of all developed health care systems.

RECENT ACCOUNTING PRONOUNCEMENTS
   Refer to Note 1 of the consolidated financial statements for discussion of recent accounting pronouncements.

RESULTS OF OPERATIONS--JANUARY 31, 1993 COMPARED TO DECEMBER 31, 1991

NET SALES
   Net sales volume for the year ending January 31, 1993 (FY 1993), increased 17.2% compared to the year ended December 31, 1991. The following table shows sales volume for the significant markets in which the company operates:

                             (Dollars in millions)    Percent
                            1993               1991    Change
                           ----------------------------------
Home Care Market           $ 92.8             $ 68.1   36.3%
Hospital/Physician Market   182.1              161.2   13.0%
Aviation Market              25.2               26.8   (6.0)%
                           ------             ------
  Total Net Sales          $300.1             $256.1   17.2%
                           ======             ======

   Sales growth in the home care market was very strong. Three major clinical areas--home oxygen therapy, long-term mechanical ventilation and the diagnosis and treatment of adult sleep disorders--contributed to this growth. Over the past three years, home care has achieved a 25% compound annual growth rate. As the size of the home oxygen therapy portion of this business continues to grow, we expect the rate of growth for this portion to slow. The company expects the diagnosis and treatment of adult sleep disorders to become an increasingly large portion of its home care business. This new area is a relatively young, rapidly growing market. New products are planned for introduction throughout the coming year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)

   Sales growth of 13.0% in the hospital/physician market reflects continued growth in both the United States and international markets. The company expects additional growth of its hospital/physician office business primarily due to the combination of:

 . Growth of the PB3300 Intra-Arterial Blood Gas Monitoring System, principally
   (although not only) in the United States and Japan next year.
 . Continuing growth of the 7200 Series Ventilatory System, principally internationally.
 . The April 1993 commencement of our hospital products joint marketing venture in Germany.
 . Continuing growth of the CliniVision Respiratory Care Management Information
   System in the United States.

   Sales to the aviation market continued to be affected adversely by the depressed financial condition of the airline industry. The company expects a relatively stable volume of aviation business next year. Although the company does not expect significant aviation volume growth next year, the company does expect to improve operating profitability.

INTERNATIONAL SALES GROWTH

   Growth continued in the international marketplace. The following tables reflect the amount of sales and operating profits from the United States and foreign geographic segments:

                            Net Sales                     Operating Profit (Loss)
                      (Dollars in millions)    Percent     (Dollars in millions)     Percent
                     1993               1991    Change   1993                 1991    Change
                    ----------------------------------  ------------------------------------
U.S. Operations     $245.8             $214.4   14.6%   $ 8.5                $(6.3)      --
Foreign Operations    54.3               41.7   30.2%    12.6                  6.7     88.1%
                    ------             ------           -----                -----
  Total             $300.1             $256.1   17.2%   $21.1                $  .4   5175.0%
                    ======             ======           =====                =====

The following table reflects sales by customer location:

                                    Net Sales
                              (Dollars in millions)     Percent of Sales
                             1993               1991    1993        1991
                            --------------------------------------------
Customers within the U.S.   $205.9             $182.5   68.6%       71.3%
Customers outside the U.S.    94.2               73.6   31.4%       28.7%
                            ------             ------  -----       -----
  Total Net Sales           $300.1             $256.1  100.0%      100.0%
                            ======             ======  =====       =====

   As in previous years, the company emphasized the development and growth of international business. Over time, the company expects this percentage to increase. To achieve such growth, the company continues to strengthen its international channels of distribution, manufacturing and research and development capabilities. In October 1992, the company announced an agreement with Hoyer Medizintechnik, a long-standing distributor of the company's products in Germany, to establish a venture to sell, service and support Puritan-Bennett hospital products in that major market of nearly 80 million people. Named Puritan-Bennett Hoyer GmbH, the venture will commence commercial operations in April 1993. The company is incurring some costs prior to start-up, and there will be some additional transition costs during the first few months of venture operations. When added to the company's existing direct sales and service operations in France, Italy and the United Kingdom and the manufacturing and distribution operation located in Galway, Republic of Ireland, the marketing venture in Germany will result in a significant and growing Puritan-Bennett presence within the strategically important European Community.

   In addition, the company is positioned to serve the North American market in the North American Free Trade Agreement context. The company believes Mexico represents a significant long-term growth opportunity and is strengthening its channels of distribution there and the manufacturing operation in Tijuana continues to grow. The company is already well established in the United States and Canada.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)

GROSS PROFIT

   Gross profit percentage for FY 1993 increased 4.2% over 1991. The improvement is the result of actions taken late in 1991 and early in FY 1993 to return profitability to higher levels in addition to the nonrecurring warranty and inventory reserves recorded in 1991. These actions included a one-time voluntary early retirement plan, terminations and reduced spending.

                                        (Dollars in millions)   Percent
                                           1993         1991    Change
                                        --------------------------------
Gross Profit                              $130.2       $100.3    29.8%
Gross Profit Percentage                     43.4%        39.2%    4.2%

SELLING AND ADMINISTRATIVE EXPENSES

   Selling and administrative expenses for FY 1993 increased 9.8% over 1991. This increase is due primarily to the increase in sales volume partially offset by the actions referred to above to reduce spending.

                                        (Dollars in millions)  Percent
                                           1993         1991   Change
                                        -------------------------------
Selling and Administrative Expenses        $83.2        $75.8     9.8%



RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses for FY 1993 increased 7.1% over 1991. This increase is due almost entirely to the company's intra-arterial blood gas monitoring technology. This technology was released to the market during FY 1993. The overall rate of research and development spending is not expected to change significantly as a result of this technology moving into the production phase. In the future, research and development activities will continue across all product lines.

                                        (Dollars in millions)  Percent
                                           1993         1991   Change
                                        -------------------------------
Research and Development Expenses          $25.8        $24.1     7.1%


OTHER EXPENSES

   Other expenses decreased by 15.6% in FY 1993 when compared to 1991. This decrease results primarily from accruing $1.9 million in early retirement benefits in late 1991 as a result of the special voluntary early retirement program offered in 1991. There were no comparable costs in FY 1993. The decrease was offset somewhat by increased interest expense of $1.7 million primarily due to reduced levels of capitalized interest and unfavorable foreign currency translation adjustments of $.6 million. The reduced levels of capitalized interest are the result of the completion of construction projects in late 1991. The unfavorable foreign currency translation adjustments are primarily the result of market fluctuations in the strength of the U.S. Dollar.

                                        (Dollars in millions)  Percent
                                           1993         1991   Change
                                        -------------------------------
Other Expenses                              $2.7         $3.2   (15.6)%


PROVISION FOR INCOME TAXES

   The FY 1993 tax rate was 20.7%, changed from the 1991 effective benefit of 121.1%. International income taxed at 10% caused the FY 1993 effective tax rate to be less than the U.S, statutory rate of 34%. In contrast, the large 1991 tax benefit resulted from losses in the U.S. with a benefit of 39% versus international tax expense of 10%.
   President Clinton has made clear his determination to increase both personal and corporate taxes in order to reduce federal government deficits and to help pay for new programs, such as expanded financial access to health care. While it is too soon at this time to know what specific tax changes will be enacted, it is prudent to assume that our effective corporate tax rate will increase somewhat over the next couple of years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONT)


RESULTS OF OPERATIONS - JANUARY 31, 1992 (TRANSITION PERIOD) COMPARED TO JANUARY 31, 1991

   Sales volume for January 1992 increased 42% compared to January 1991. January 1991 sales were lower than usual primarily because the company entered January 1991 with a much lower order backlog than normal.

   The gross margin percentage was 36% for January 1992 versus 37% for January 1991. The low gross margin was primarily the result of unusual expenses associated with the company's workers compensation insurance.

   Selling and administrative expenses for January 1992 were up 36% from January 1991. This increase was due primarily to the increase in sales volume and an increase in insurance expense associated with workers compensation.

   Research and development expenses for January 1992 increased 53% from January 1991. This increase was due primarily to the continued growth in research and development activities related to the company's intra-arterial blood gas technology.

   Other expenses for January 1992 increased $615,000 from January 1991. The increase was principally the result of foreign currency transaction losses, as well as, increased interest expense. The interest expense increased primarily because the company stopped capitalizing interest in late 1991 upon completion of its new facility in Carlsbad, California.

   Income taxes for January 1992 were unfavorably affected by the change in fiscal year. The Internal Revenue Service does not provide for the carryback of the U.S. net operating loss sustained in January 1992; therefore, no tax benefit was realized related to the company's U.S. book net operating loss of $5,875,000, which includes the effect of the accounting change discussed below. The net operating loss will be carried forward and $2,502,000 of this amount will be amortized ratably over the next six years.

   Effective January 1, 1992, the company changed its method of accounting for deferred compensation in accordance with Financial Accounting Standards Board Statement No. 106 which amended certain provisions of Accounting Principles Board Opinion No. 12. The cumulative effect of this change was $3,059,000. Due to existing net operating loss carryforwards, no tax benefit was recognized on the cumulative effect of this change.

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

DIRECTORS

Burton A. Dole Jr./4/
  Chairman, President and Chief Executive Officer
  Puritan-Bennett Corporation
  Overland Park, Kansas

Charles Duboc/1-3/
  Chairman (Retired)
  Western Casualty and Surety Company
  Kansas City, Missouri

C. Phillip Larson Jr., M.D., M.S./4/
  Professor of Anasthesia and Surgery
  Stanford University School of Medicine
  Stanford, California

Andre F. Marion/1-2/
  Vice President
  Perkin Elmer Corporation
  President
  Applied Biosystems Division
  Foster City, California

Thomas A. McDonnell/1-2/
  President and Chief Executive Officer
  DST Systems, Inc.
  Kansas City, Missouri

Daniel C. Weary/1-3/
  Attorney
  Blackwell Sanders Matheny Weary & Lombardi
  Kansas City, Missouri

Frank P. Wilton/2-3/
  Chairman and President
  Ethox Corporation
  Buffalo, New York

/1/ Member of the Compensation Committee
/2/ Member of the Audit Committee
/3/ Member of the Pension Committee
/4/ Member of the Technology Committee


CORPORATE OFFICERS

Burton A. Dole Jr.
  Chairman, President and Chief Executive Officer

John H. Morrow
  Executive Vice President and Chief Operating Officer

Robert L. Doyle
  Senior Vice President, Marketing

Thomas E. Jones
  Senior Vice President, General Manager
  Puritan Group

David P. Niles
  Vice President,
  Quality and Regulatory Affairs

Alexander R. Rankin
  Vice President, General Manager
  Bennett Group

Lee A. Robbins
  Vice President, Chief Financial Officer and Controller

Derl S. Treff
  Treasurer

Daniel C. Weary
  Secretary


OPERATING OFFICERS

William C. Fettes
  Vice President, General Manager
  Gas Products Division

Thomas J. Gaskin
  Vice President, Managing Director
  Puritan-Bennett Ireland, Limited

Nathan B. Hope
  Vice President, Bennett Group Manager Sales and Service

Karl K. Jonietz
  Vice President, General Manager
  Lenexa Medical Division

Gregory R. Miller
  Vice President, General Manager
  Oxygen Concentrator Division

Judson S. Neal
  Vice President,
  Puritan Group Sales and Marketing

James E. Reller
  Vice President,
  Human Relations

Ernest E. Ross
  Vice President,
  General Manager Aero Systems

Evan R. Stewart
  Vice President,
  Information Services

Paul L. Woodring
  Vice President,
  Research and Development Manager, Ventilator Systems


OTHER

Pierrick Haan
  President,
  SEFAM S.A.

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

MEDICAL ADVISORY BOARD


Reuben M. Cherniack, M.D.
  Professor Medicine,
  University of Colorado,
  National Jewish Center for Immunology & Respiratory
  Medicine

C. Philip Larson Jr., M.D., M.S.
  Professor of Anesthesia and Neurosurgery,
  Stanford University School of Medicine

John J. Marini, M.D.
  Professor of Medicine,
  University of Minnesota Medical School,
  Director,
  Pulmonary/Critical Care
  St. Paul-Ramsey Medical Center

Allan I. Pack, M.D., Ph.D.
  Director
  Center for Sleep & Respiratory Neurobiology
  University of Pennsylvania
  Medical Center
  Hospital of the University of Pennsylvania

Henning Pontoppidan, M.D.
  Reginald Jenney Professor,
  Emeritus of Anaesthesia,
  Harvard Medical School;
  Senior Anesthetist,
  Massachusetts General Hospital

Allen K. Ream, M.S., M.S., M.D.
  Clinical Associate Professor of Anesthesia
  Stanford University

Jean E. Rinaldo, M.D.
  Professor of Medicine
  Vanderbilt University
  Chief Pulmonary Medicine/Critical Care Medicine,
  Nashville Department of Veterans Affairs,
  Medical Center

Gordon L. Snider, M.D.
  Maurice B. Straus
  Professor of Medicine, and Vice Chairman,
  Department of Medicine
  Boston University School of Medicine Chief,
  Medical Service,
  Boston Veterans Administration Medical Center

The Medical Advisory Board meets at regular intervals to offer its guidance and advice related to new product programs.

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

CORPORATE HEADQUARTERS

9401 Indian Creek Parkway
Post Office Box 25905
Overland Park, Kansas 66225-5905
Phone: 913-661-0444
Fax: 913-661-0234

GENERAL COUNSEL

Blackwell Sanders Matheny Weary & Lombardi
  Kansas City, Missouri

TRANSFER AGENT AND REGISTRAR

United Missouri Bank, N.A., Kansas City, Missouri

INDEPENDENT AUDITORS

Ernst & Young
  Kansas City, Missouri

AVAILABILITY OF 10-K REPORT:

Puritan-Bennett's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be provided to stockholders without charge upon written request to corporate headquarters, Attention: Derl S. Treff, Treasurer.

NASDAQ LISTING

Puritan-Bennett common stock is publicly traded in the Over-the-Counter Market. The company's stock trades on the NASDAQ National Market System. The NASDAQ symbol is PBEN. The company had approximately 3,200 stockholders of record as of January 31, 1994. Market price information is shown below.

NOTICE OF STOCKHOLDERS' MEETING:

The Annual Meeting of Stockholders will be held at the company's corporate headquarters, 9401 Indian Creek Parkway, Building 40, Suite 300, Overland Park, Kansas, on June 10, 1994. The meeting will start at 10:00 a.m. Stockholders who cannot attend this meeting are urged to exercise their right to vote by proxy. Your proxy was mailed with this report.

MARKET PRICE INFORMATION
PER NASDAQ:                         FY 1994 MARKET PRICE
                             ----------------------------------
                             QUARTER   HIGH    LOW    DIVIDENDS
                             -------   ----    ---    ---------
                              FIRST   29 7/8  15 1/4    $.03
                              SECOND  22 3/4  16 5/8    $.03
                              THIRD   20 3/4  16        $.03
                              FOURTH  21      15        $.03

                                    FY 1993 Market Price
                             ----------------------------------
                             Quarter   High    Low    Dividends
                             -------  ------  ------  ---------
                              First   26 1/4  21        $.03
                              Second  34 1/4  25 1/2    $.03
                              Third   35 1/2  27 1/8    $.03
                              Fourth  35 1/2  27 1/4    $.03