Form 10-K, Exhibit 13
period 1995-01-31
PURITAN BENNETT CORP
filed 1995-04-25
CIK 81199

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


FINANCIAL
REPORT
FISCAL YEAR 1995


Incoming Orders, Net Sales and Net Income (Loss) Per Share..  21
Ten-Year Summary............................................  22
Management's Responsibility for Financial Statements........  24
Report of Independent Auditors..............................  24
Consolidated Balance Sheets.................................  25
Consolidated Statements of Operations.......................  26
Consolidated Statements of Stockholders' Equity.............  27
Consolidated Statements of Cash Flow........................  28
Notes to Consolidated Financial Statements..................  29
Supplemental Information for the Ten-Year Summary...........  41
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................  42

Incoming Orders, Net Sales ($ Millions) and Net Income (Loss) Per Share
- -------------------------------------------------------------------------------

                                            FY 1994                                  FY 1995
                             -------------------------------------   -------------------------------------
                             Apr. 30   July 31   Oct. 31   Jan. 31   APR. 30   JULY 31   OCT. 31   JAN. 31
                             -------   -------   -------   -------   -------   -------   -------   -------
MEDICAL - Orders              $65.4     $75.6     $69.9     $ 85.0    $71.9     $76.2     $74.9     $82.9
          Net Sales            69.4      71.9      69.6       75.0     73.7      77.2      74.9      79.5

AERO    - Orders                5.6       7.0       5.1       10.4      8.2       6.0       8.1       9.2
          Net Sales             6.0       6.0       5.7        5.7      6.7       6.8       8.5       8.7

TOTAL   - Orders              $71.0     $82.6     $75.0     $ 95.4    $80.1     $82.2     $83.0     $92.1
          Net Sales            75.4      77.9      75.3       80.7     80.4      84.0      83.4      88.2

BACKLOG INCREASE
(DECREASE)                    $(4.4)    $ 4.7     $(0.3)    $ 14.7    $ (.3) $   (1.8)    $(0.4)    $ 3.9

NET INCOME (LOSS) BEFORE
CUMULATIVE EFFECT
PER SHARE                     $ .15     $(.41)    $ .06     $(2.46)   $ .30     $ .34     $(.05)    $ .08

CUMULATIVE EFFECT OF
ACCOUNTING CHANGES
PER SHARE                     $(.23)    $  --     $  --     $ (.01)   $  --     $  --     $  --     $  --

NET INCOME (LOSS) PER SHARE   $(.08)    $(.41)    $ .06     $(2.47)   $ .30     $ .34     $(.05)    $ .08
- ---------------------------------------------------------------------------------------------------------

TEN-YEAR SUMMARY
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


All dollar amounts in thousands, except common share data

                                                                   Transition
                                     1995       1994       1993        Period
- -----------------------------------------------------------------------------
OPERATING RESULTS
  Net Sales
    Puritan Group                $184,101    172,438    146,420         9,833
    Bennett Group                 121,269    113,399    128,442         7,901
    Aero Systems                   30,656     23,418     25,198         1,948
    Industrial Division                --         --         --            --
                                 --------    -------    -------       -------
  Total Net Sales                 336,026    309,255    300,060        19,682
  Gross Profit                    139,639    128,671    130,152         7,153
  Selling and
   Administrative Expense          96,112     95,756     83,178         6,326
  Research and Development
   Expense                         19,978     24,887     25,849         2,361
  Restructuring Charges             2,654     43,169         --            --
                                 --------    -------    -------       -------
  Operating Profit (Loss)          20,895    (35,141)    21,125        (1,534)
  Costs Associated with an
   Unsolicited Offer to
   Acquire the Company             (5,049)        --         --            --
  Other Income (Expense)           (4,478)    (4,017)    (2,718)         (639)
                                 --------    -------    -------       -------
  Income (Loss) Before
   Income Taxes                    11,368    (39,158)    18,407        (2,173)
  Income Tax  Provision
   (Benefit)                        2,970     (7,379)     3,812           118
                                 --------    -------    -------       -------
  Net Income (Loss) Before
   Cumulative Effect                8,398    (31,779)    14,595        (2,291)
  Cumulative Effect of
   Accounting Changes                  --     (2,890)        --        (3,059)
                                 --------    -------    -------       -------
  Net Income (Loss)              $  8,398    (34,669)    14,595        (5,350)
                                 ========    =======    =======       =======
- -----------------------------------------------------------------------------

FINANCIAL STATISTICS
  Gross Profit                      41.6%       41.6       43.4          36.3
  Effective Tax Rate                26.1%         --       20.7            --
  Net Income As a
   Percentage of Sales               2.5%         --        4.9            --
  Long-Term Debt to Total
   Capital                          31.7%       26.4       24.3          22.9
  Return on Average
   Stockholders' Equity              7.5%         --       11.7            --
  Return on Average Assets           3.2%         --        6.5            --
  Current Ratio                      2.0         1.6        2.8           2.8
  Average Asset Turnover             1.3         1.2        1.3            --
- -----------------------------------------------------------------------------
COMMON SHARE DATA
  Net Income (Loss) Before
   Cumulative Effect             $   0.67      (2.66)      1.24         (0.20)
  Cumulative Effect of
   Accounting Changes            $     --      (0.24)        --         (0.26)
  Net Income (Loss)              $   0.67      (2.90)      1.24         (0.46)
  Dividends Declared             $   0.12       0.12       0.12            --
  Net Book Value                 $   9.32       8.67      11.23          9.91
  Weighted-Average Shares
   Outstanding                     12,509     11,956     11,812        11,633
- -----------------------------------------------------------------------------
OTHER DATA
  Net Working Capital            $ 73,572     51,882     81,086        68,534
  Long-Term Debt                 $ 54,492     38,656     42,840        34,510
  Stockholders' Equity           $117,284    107,712    133,723       115,920
  Capital Expenditures           $ 18,097     15,727     22,882            --
  Total Assets                   $273,135    256,594    244,408       206,331
- -----------------------------------------------------------------------------

See Page 41 for the supplemental information for the ten-year summary.

   1991       1990      1989      1988     1987      1986     1985
- ------------------------------------------------------------------


116,994    100,993    86,178    77,043   69,272    64,558   49,803
112,314    120,268   110,892   107,240   86,433    67,553   58,948
 26,814     30,615    29,724    20,117   17,026    17,607   13,283
     --         --        --        --       --        --    1,961
- -------    -------   -------   -------  -------   -------  -------
256,122    251,876   226,794   204,400  172,731   149,718  123,995
100,340    113,062   104,348    91,572   79,863    63,675   49,846

 75,763     69,831    63,873    60,544   50,637    44,633   38,143

 24,137     19,682    15,238    13,327    9,681     7,367    5,763
     --         --        --        --       --        --       --
- -------    -------   -------   -------  -------   -------  -------
    440     23,549    25,237    17,701   19,545    11,675    5,940


     --         --        --        --       --        --       --
 (3,162)      (334)     (850)    3,876     (161)    7,217    1,325
- -------    -------   -------   -------  -------   -------  -------

 (2,722)    23,215    24,387    21,577   19,384    18,892    7,265

 (3,296)     7,342     8,389     7,438    8,297     7,952    2,337
- -------    -------   -------   -------  -------   -------  -------

    574     15,873    15,998    14,139   11,087    10,940    4,928

     --         --        --        --       --        --       --
- -------    -------   -------   -------  -------   -------  -------
    574     15,873    15,998    14,139   11,087    10,940    4,928
=======    =======   =======   =======  =======   =======  =======
- ------------------------------------------------------------------


   39.2       44.9      46.0      44.8     46.2      42.5     40.2
     --       31.6      34.4      34.5     42.8      42.1     32.2

    0.2        6.3       7.1       6.9      6.4       7.3      4.0

   22.2       22.9      17.4      20.7      8.1      10.3      2.4

    0.5       14.6      17.4      18.4     17.4      18.0      8.2
    0.3        8.9      10.5      11.1     10.5      11.7      5.3
    2.8        3.8       3.1       3.3      2.3       2.4      2.7
    1.3        1.4       1.5       1.6      1.6       1.6      1.3
- ------------------------------------------------------------------


   0.05       1.39      1.42      1.27     1.00      0.99     0.40

     --         --        --        --       --        --       --
   0.05       1.39      1.42      1.27     1.00      0.99     0.40
   0.12       0.12      0.11      0.11     0.11      0.10     0.10
  10.35      10.20      8.82      7.48     6.26      5.30     4.98

 11,617     11,451    11,297    11,168   11,057    11,087   12,470
- ------------------------------------------------------------------

 70,847     81,405    64,308    60,309   40,997    37,841   34,896
 34,510     34,926    21,121    21,883    6,100     6,723    1,577
120,929    117,368   100,432    83,921   69,476    58,234   63,030
 26,545     24,928    12,401    19,046   13,098     6,757    5,049
208,788    193,157   163,549   140,886  114,533    97,300   90,508
- ------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

   The consolidated financial statements and related footnotes on the following pages have been prepared in conformity with generally accepted accounting principles. The integrity and objectivity of data in these consolidated financial statements, including estimates in judgments relating to matters not concluded by year-end, are the primary responsibility of management. Financial information included elsewhere in this Annual Report is consistent with the consolidated financial statements. The opinion of Ernst & Young LLP, the Company's independent auditors, on the consolidated financial statements is included herein.
   Puritan-Bennett Corporation and subsidiaries maintain internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that accounting records are adequate for preparation of financial statements and other financial information. The systems are tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative costs and expected benefits of specific control measures.
   The adequacy of the Company's internal financial controls and the accounting principles employed in financial reporting are under the general surveillance of the Audit Committee of the Board of Directors, consisting of three outside directors. The independent auditors and corporate internal auditors meet periodically with the committee to discuss accounting, auditing and financial reporting matters. The committee also recommends to the directors the designation and fees of the independent auditors. The independent auditors have direct access to the Audit Committee, with or without the presence of management representatives, to discuss the scope and results of their audit work and their comments, on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Burton A. Dole Jr.                           /s/ Lee A. Robbins

Burton A. Dole Jr.                               Lee A. Robbins
Chairman, President and                          Vice President, Chief Financial
Chief Executive Officer                            Officer and Controller

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Puritan-Bennett Corporation

   We have audited the accompanying consolidated balance sheets of Puritan-Bennett Corporation and subsidiaries as of January 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Puritan-Bennett Corporation and subsidiaries at January 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.
   As discussed in Note 1 to the consolidated financial statements, during the year ended January 31, 1994, the company changed its method of accounting for income taxes, postretirement benefits and postemployment benefits.

                                                           /s/ Ernst & Young LLP

Kansas City, Missouri
March 6, 1995

CONSOLIDATED BALANCE SHEETS
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


Dollars in thousands, except per share data

                                                                                           January 31
                                                                                         1995      1994
                                                                                       ------------------
ASSETS

 Current Assets:
  Cash and cash equivalents                                                            $  2,802  $    713
  Trade notes and accounts receivable, less allowance for doubtful accounts
   (1995--$1,336; 1994--$1,761)                                                          73,346    70,137
  Inventories                                                                            57,541    47,470
  Prepaid expenses and other                                                              4,416     5,567
  Deferred income tax benefits                                                            6,628    10,760
                                                                                       --------  --------
   Total Current Assets                                                                 144,733   134,647
 Plant and Equipment, Net                                                                92,360    88,893
 Other Assets:
  Patents--at cost, less accumulated amortization (1995--$920; 1994--$762)                1,809     1,682
  Cost in excess of amounts assigned to net assets of businesses acquired, less
   accumulated amortization (1995--$3,605; 1994--$1,677)                                 22,445    24,355
  Deferred income tax benefits                                                            3,483        --
  Other assets                                                                            8,305     7,017
                                                                                       --------  --------
   Total Other Assets                                                                    36,042    33,054
                                                                                       --------  --------
Total Assets                                                                           $273,135  $256,594
                                                                                       ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable                                                                        $ 18,004  $ 27,791
  Trade accounts payable                                                                 16,619    13,937
  Employee compensation, payroll taxes and withholdings                                   8,575     8,015
  Accrued self-insurance expenses                                                           950     1,299
  Other accrued expenses                                                                 14,589    21,140
  Dividends payable                                                                         377       359
  Income taxes payable                                                                    2,520     3,678
  Current maturities of long-term debt                                                    9,527     6,546
                                                                                       --------  --------
   Total Current Liabilities                                                             71,161    82,765
 Long-Term Debt, less current maturities                                                 54,492    38,656
 Deferred Compensation and Pensions                                                      19,303    17,444
 Deferred Income Taxes                                                                       --        55
 Deferred Revenue                                                                        10,895     9,962

 Commitments and Contingencies

 Stockholders' Equity:
  Common stock, par value $1.00 per share--authorized 30,000,000 shares; issued
   and outstanding, 12,581,412 shares in 1995 and 12,427,653 shares in 1994              12,581    12,428
  Additional paid-in capital                                                             37,629    34,794
  Retained earnings                                                                      68,322    61,736
  Deferred stock awards                                                                  (1,248)     (602)
  Treasury stock, 36,809 shares in 1994                                                      --      (644)
                                                                                       --------  --------
   Total Stockholders' Equity                                                           117,284   107,712
                                                                                       --------  --------
 Total Liabilities and Stockholders' Equity                                            $273,135  $256,594
                                                                                       ========  ========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


Dollars in thousands, except per share data

                                                                Year Ended January 31
                                                            1995         1994         1993
                                                         ------------------------------------
Net Sales                                                $  336,026   $  309,255   $  300,060
Cost of Goods Sold                                          196,387      180,584      169,908
                                                         ----------   ----------   ----------
 Gross Profit                                               139,639      128,671      130,152
Selling and Administrative Expense                           96,112       95,756       83,178
Research and Development Expense                             19,978       24,887       25,849
Restructuring Charges                                         2,654       43,169           --
                                                         ----------   ----------   ----------
 Operating Profit (Loss)                                     20,895      (35,141)      21,125
Other Income (Expense)
 Interest Income                                                372          477          572
 Interest Expense                                            (5,830)      (4,565)      (3,720)
 Costs Associated with an Unsolicited Offer
  to Acquire the Company                                     (5,049)          --           --
 Miscellaneous, Net                                             980           71          430
                                                         ----------   ----------   ----------
  Total Other Income (Expense)                               (9,527)      (4,017)      (2,718)
                                                         ----------   ----------   ----------
   Income (Loss) Before Income Taxes
    and Cumulative Effect                                    11,368      (39,158)      18,407
Provision for (Benefit from) Income Taxes                     2,970       (7,379)       3,812
                                                         ----------   ----------   ----------
 Net Income (Loss) Before Cumulative Effect
  of Accounting Changes                                       8,398      (31,779)      14,595
 Cumulative Effect of Accounting Changes
  (Net of Income Taxes)                                          --       (2,890)          --
                                                         ----------   ----------   ----------
Net Income (Loss)                                        $    8,398   $  (34,669)  $   14,595
                                                         ==========   ==========   ==========


Weighted-Average Shares Outstanding                      12,508,718   11,955,957   11,812,298
Net Income (Loss) Before Cumulative Effect
 Per Common Share                                        $     0.67   $    (2.66)  $     1.24
Cumulative Effect of Accounting Changes
 Per Common Share (Net of Income Taxes)                          --        (0.24)          --
                                                         ==========   ==========   ==========
Net Income (Loss) Per Common Share                       $     0.67   $    (2.90)  $     1.24
                                                         ==========   ==========   ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

Dollars in thousands, except per share data


                                                                          Additional            Deferred
                                                        Common Stock        Paid-In   Retained    Stock   Treasury
                                                     Shares    Par Value    Capital   Earnings   Awards    Stock
                                                   ---------------------------------------------------------------
Balances at February 1, 1992                       11,696,768   $11,697     $20,647   $ 84,367   $  (791) $    --
Net income                                                 --        --          --     14,595        --       --
Dividends declared, $.12 per share                         --        --          --     (1,419)       --       --
Stock awards canceled                                  (4,368)       (4)        (92)        --        96       --
Stock awards granted                                    9,560         9         264         --      (273)      --
Amortization of deferred stock awards                      --        --          --         --       458       --
Stock options exercised                               152,274       152       2,071         --        --       --
Shares received and retired upon exercise
    of stock options                                  (11,938)      (12)       (383)        --        --       --
Shares issued to employee benefit plans                60,465        61       1,629         --        --       --
Tax benefit related to stock options                       --        --         651         --        --       --
                                                   ----------   -------     -------   --------   -------  -------
Balances at January 31, 1993                       11,902,761    11,903      24,787     97,543      (510)      --
Net loss                                                   --        --          --    (34,669)       --       --
Dividends declared, $.12 per share                         --        --          --     (1,432)       --       --
Stock awards canceled                                  (3,643)       (3)        (79)        --        82       --
Stock awards granted                                   22,300        22         434         --      (456)      --
Amortization of deferred stock awards                      --        --          --         --       282       --
Stock options exercised                                23,087        23         202         --        --       --
Shares received and retired upon exercise
    of stock options                                   (2,209)       (2)        (43)        --        --       --
Shares issued to employee benefit plans                58,428        58       1,275         --        --    1,984
Shares issued in business acquisition                 426,929       427       8,218         --        --       --
Shares repurchased                                         --        --          --         --        --   (2,628)
Unrealized holding gain on available-for-sale
    securities, net of income taxes of $187                --        --          --        294        --       --
                                                   ----------   -------     -------   --------   -------  -------
Balances at January 31, 1994                       12,427,653    12,428      34,794     61,736      (602)    (644)

Net income                                                 --        --          --      8,398        --       --
Dividends declared, $.12 per share                         --        --          --     (1,518)       --       --
Stock awards canceled                                  (4,104)       (4)        (89)        --        93       --
Stock awards granted                                   57,600        57       1,109         --    (1,166)      --
Amortization of deferred stock awards                      --        --          --         --       427       --
Stock options exercised                                20,130        20         208         --        --       --
Shares received and retired upon exercise
    of stock options                                   (2,174        (2)        (43)        --        --       --
Shares issued to employee benefit plans                82,307        82       1,650         --        --      644
Reversal of unrealized holding gain on
    available-for-sale securities, net of
    income taxes of $187                                   --        --          --       (294)       --       --
                                                   ----------   -------     -------   --------   -------  -------
Balances at January 31, 1995                       12,581,412   $12,581     $37,629   $ 68,322   $(1,248) $    --
                                                   ==========   =======     =======   ========   =======  =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


Dollars in thousands

                                                                 Year Ended January 31
                                                              1995       1994       1993
                                                            ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                                          $  8,398   $(34,669)  $ 14,595
 Adjustments to reconcile net income to net cash and
  cash equivalents provided by operating activities:
   Depreciation and amortization                              15,222     15,440     12,884
   Deferred income tax provision (benefit)                       594    (12,057)     1,652
   Cumulative effect of changes in accounting principles          --      2,890         --
   Restructuring charges                                       2,205     38,404         --
   Deferred compensation and pensions                          3,663      2,536        473
   Provision for losses on accounts receivable                   398        929        449
   Loss (gain) on disposition of assets                         (285)       265        (27)
   Shares issued to employee benefit plans                     2,376      3,317      1,690

 Change in operating assets and liabilities:
   Trade notes and accounts receivable                        (3,606)      (423)   (16,332)
   Inventories                                               (10,071)       153     (4,042)
   Prepaid expenses and other                                    670        520       (598)
   Other assets                                                 (165)     1,714     (3,948)
   Trade accounts payable and accrued expenses                (3,845)    (4,021)     5,908
   Deferred compensation                                      (1,804)        --         --
   Income taxes payable/receivable                              (989)     4,003      1,623
   Deferred revenue                                              933      3,991      2,472
                                                            --------   --------   --------
 Net Cash and Cash Equivalents Provided by
  Operating Activities                                        13,694     22,992     16,799

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of capital assets                          5,893      1,362        726
 Capital expenditures                                        (18,097)   (15,727)   (22,882)
 Purchases of intangible assets                                 (252)      (547)    (1,902)
 Acquisitions, net of cash acquired                           (2,000)   (17,617)    (1,500)
                                                            --------   --------   --------
  Net Cash and Cash Equivalents Used in
   Investing Activities                                      (14,456)   (32,529)   (25,558)

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance (repayment) of notes payable                        (9,787)    19,890     (4,099)
 Additions to long-term debt                                  20,000        515     15,000
 Payments on long-term debt                                   (6,045)    (6,680)      (418)
 Dividends paid to stockholders                               (1,500)    (1,430)    (1,062)
 Stock options exercised                                         228        225      2,223
 Stock repurchased                                               (45)    (2,673)      (395)
                                                            --------   --------   --------
  Net Cash and Cash Equivalents Provided by
   Financing Activities                                        2,851      9,847     11,249
                                                            --------   --------   --------
Net Increase in Cash and Cash Equivalents                      2,089        310      2,490

Cash and Cash Equivalents at Beginning of Year                   713        403     (2,087)
                                                            --------   --------   --------
Cash and Cash Equivalents at End of Year                    $  2,802   $    713   $    403
                                                            ========   ========   ========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PURITAN-BENNETT CORPORATION AND SUBSIDIARIES                    January 31, 1995

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

   FOREIGN CURRENCY: The Company's functional currency is the U.S. dollar. Accordingly, assets and liabilities of the Company's foreign operations are remeasured at year-end or historical rates depending on their nature; income and expenses are remeasured at the weighted-average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in consolidated operations in the year of occurrence. The Company recorded foreign transaction gains and (losses) of $392,000, ($583,000) and ($607,000) in 1995,
1994 and 1993, respectively.

   PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All intercompany accounts, transactions and profits have been eliminated.

   INVENTORIES: Inventories are stated at the lower of cost or market. The Last In, First Out (LIFO) method was used for determining the cost of approximately 72% of total inventories. The cost for the remaining portion of the inventories was determined using the First In, First Out (FIFO) method.

   PLANT AND EQUIPMENT: Plant and equipment are recorded at cost. Provisions for depreciation and amortization of all fixed assets including capitalized leases are computed using the straight-line method.

   OTHER ASSETS: The cost of patents is amortized on a straight-line basis over their approximate useful lives, not to exceed seventeen years. The costs in excess of amounts assigned to net assets of businesses acquired are amortized on a straight-line basis over periods ranging from fifteen to forty years. The Company periodically reviews market position and market expansion as well as the value of ongoing business to assess and measure any impairment in value which is other than temporary. Other assets include unamortized capitalized software development costs of $2,071,000 and $947,000 at January 31, 1995 and 1994, respectively. These costs are amortized using the straight-line method over a five year period. Amortization expense related to software development costs for 1995, 1994 and 1993 was $248,000, $495,000 and $514,000, respectively.

   INCOME TAXES: The Company plans to continue to finance foreign expansion and operating requirements by reinvestment of undistributed earnings of its foreign subsidiaries and, accordingly, has not provided for United States federal income taxes on such earnings. At January 31, 1995, the amount of undistributed earnings considered to be indefinitely reinvested was approximately $41,000,000. As discussed below, the Company changed its method of accounting for income taxes effective February 1, 1993.

   NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted-average number of shares outstanding during each year. The potential dilutive effect of stock options is not material.

   STATEMENTS OF CASH FLOWS: The Company considers all highly-liquid investments purchased within three months of maturity to be cash equivalents. As of January 31, 1995, cash equivalents consisted primarily of overnight depository balances. Non-cash activity during 1995 included the acquisition of land and a building, with a cost of $4,862,000, through a capital lease.

   INVESTMENTS: During the year, the Company sold an investment that was classified as available-for-sale. A pretax gain of $289,000 was realized, which is included in other income (expense).

   FINANCIAL INSTRUMENTS: Financial instruments consist primarily of cash and cash equivalents, trade notes and accounts receivable and notes and trade accounts payable, all of which are stated at amounts which approximate fair value except for long-term debt which has an estimated fair value of approximately $64,000,000 as of January 31, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   ACCOUNTING CHANGES: During 1994, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" (see Note 6). On January 31, 1994, the Company changed its method of accounting for postemployment benefits, retroactive to February 1, 1993, to conform with SFAS No. 112 "Employers' Accounting for Postemployment Benefits" (see Note 5). The cumulative effect of these changes was as follows:

Dollars in thousands, except per share data

                                        Year Ended
                                        January 31
                                           1994
                                        ----------
Income taxes ($.23 per share)            $(2,755)
Postemployment benefits, net of taxes
 of $31 ($.01 per share)                    (135)
                                         -------
                                         $(2,890)
                                         =======

   Effective February 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" using the prospective basis which amortizes the unrecognized net liability on a straight-line basis over 20 years. SFAS No. 106 requires accrual of the expected cost of providing postretirement benefits to employees and their dependents or beneficiaries during the years in which employees earn benefits. Prior to adoption, postretirement benefit expenses were recognized on a pay-as-you-go basis. The adoption of SFAS No. 106 did not materially affect earnings.

NOTE 2: INVENTORIES

Inventories consist of:

                                       1995           1994
                                      (Dollars in thousands)
                                      ----------------------
Finished goods                        $18,714        $16,163
Work in process                         5,746          4,437
Raw materials and supplies             37,369         30,894
                                      -------        -------
                                       61,829         51,494
Excess of FIFO cost over LIFO cost     (4,288)        (4,024)
                                      -------        -------
Total Inventories                     $57,541        $47,470
                                      =======        =======

   During the years ended January 31, 1995 and 1993, the Company had liquidations of LIFO inventories that increased income before taxes by $442,000 and $487,000, respectively. During the year ended January 31, 1994, the effect of such liquidations was not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: PLANT AND EQUIPMENT

   Plant and equipment consist of:

                                                    1995          1994
                                                  (Dollars in thousands)
                                                  ----------------------
Land and land improvements                        $ 10,713      $  9,971
Buildings                                           38,221        31,355
Machinery and equipment                            117,182       113,328
Leasehold improvements                               5,024         4,307
                                                  --------      --------
                                                   171,140       158,961
Less accumulated depreciation and amortization      78,780        70,068
                                                  --------      --------
Total Plant and Equipment, Net                    $ 92,360      $ 88,893
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


NOTE 4: NOTES PAYABLE

   Notes payable consist primarily of bank lines of credit with five banks. Unsecured bank lines of credit allow the Company to borrow a maximum of $35,000,000 (at the quoted rate of each bank). There are no withdrawal restrictions on any cash balances maintained at the various banks. The lines of credit can be withdrawn at each bank's option. The following information relates to bank line-of-credit borrowings:

                                                           1995       1994      1993
                                                             (Dollars in thousands)
                                                         -----------------------------
Bank lines of credit outstanding at the end of the year  $18,000    $27,600    $ 7,200
Weighted-average interest rate at year-end                   6.4%       3.5%       3.5%
Maximum amount outstanding during the year               $32,500    $27,700    $24,100
Average amount outstanding during the year               $21,897    $12,085    $16,252
Weighted-average interest rate during the year               4.8%       3.5%       4.1%

   The average amounts outstanding and weighted-average interest rates during each year are calculated based on daily outstanding balances.

NOTE 5: EMPLOYEE BENEFITS

   DEFINED BENEFIT PLANS: The Company and its subsidiaries have noncontributory, defined benefit pension plans covering substantially all full-time employees in the U.S., Canada and Ireland. The Company contributes amounts necessary to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974 for the U.S. plan. Amounts necessary to satisfy the funding requirements of Regulation 63 of the Ontario Pension Benefits Act, 1987 are contributed by the Company for the Canadian plan. The funding policy for the Irish plan is determined by the Company and is consistent with standard practices in that country. Contributions for the Irish plan are made by both the Company and the participants. The U.S. and Canadian defined benefit pension plans provide retirement benefits based upon the employees' average earnings and years of service. The Irish plan provides benefits equal to a certain percentage of the participant's final salary. The Company also has an unfunded supplemental retirement plan covering certain key employees which provides supplemental retirement benefits based upon average earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   A summary of the components of net cost for the defined benefit plans follows:

                                                             Pension                Supplemental
                                                     1995      1994      1993    1995   1994   1993
                                                                (Dollars in thousands)
                                                   ---------------------------   -------------------

Service cost--benefits earned during the year      $ 2,189   $ 1,832   $ 1,488   $  85  $  25  $  13
Interest cost on projected benefit obligation        3,811     3,615     3,224     287    268    293
Actual return on plan assets                           466      (615)   (2,885)     --     --     --
Net amortization and deferral                       (3,932)   (3,494)   (1,057)    105    104    132
                                                   -------   -------   -------   -----  -----  -----
Net Cost                                           $ 2,534   $ 1,338   $   770   $ 477  $ 397  $ 438
                                                   =======   =======   =======   =====  =====  =====

   Assumptions used in determining the net cost for the defined benefit plans were:

                                                          Pension                Supplemental
                                                  1995     1994     1993    1995    1994    1993
                                                  ----------------------    --------------------

Weighted-average discount rate                    7.50%    8.75%    8.75%   8.50%   8.50%   8.50%
Rate of increase in compensation levels           4.50%    6.00%    6.00%   4.50%   6.00%   6.00%
Expected long-term rate of return on assets       9.00%   10.00%   10.00%     --      --      --

   For the Canadian plan, the rate of increase in compensation levels was 5.0% for 1995. For the Irish plan, the weighted-average discount rate was 8.75%, the rate of increase in compensation levels was 6.0% and the expected long-term rate of return on assets was 10.0% for 1995. Other assumptions are as reported in the table above.

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at January 31, 1995 and 1994, for the Company's defined benefit plans:

                                                                    Pension             Supplemental
                                                                1995       1994       1995     1994
                                                                        (Dollars in thousands)
                                                              -------------------   -----------------

Vested Benefit Obligation                                     $39,858    $37,851    $3,233    $3,406
                                                              =======    =======    ======    ======
Accumulated Benefit Obligation                                $40,897    $39,004    $3,233    $3,406
                                                              =======    =======    ======    ======
Projected benefit obligation                                  $49,302    $48,003    $3,677    $3,009
Plan assets at fair value                                      35,280     37,721        --        --
                                                              -------    -------    ------    ------
Projected benefit obligation in excess of plan assets          14,022     10,282     3,677     3,009
Unrecognized net gain (loss)                                   (5,788)    (4,459)     (592)      267
Unrecognized net asset (liability)                              2,309      2,436      (144)     (676)
                                                              -------    -------    ------    ------
Net Liability Recognized in the Consolidated Balance Sheet    $10,543    $ 8,259    $2,941    $2,600
                                                              =======    =======    ======    ======

   Assumptions used in determining the actuarial present value of the projected benefit obligation for the pension plans were:

                                                   U.S.            Canada           Ireland
                                               1995    1994     1995    1994     1995     1994
                                               ------------    -------------    ---------------

Weighted-average discount rate                 8.50%   7.50%    8.50%   7.50%    8.75%    8.75%
Rate of increase in compensation levels        4.50%   4.50%    4.50%   5.00%    6.00%    6.00%
Expected long-term rate of return on assets    9.00%  10.00%    9.50%   9.00%   10.00%   10.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The foreign defined benefit pension plans were not material in 1993. Accordingly, the related pension cost has not been included in prior year amounts.
   The U.S. pension plan assets at January 31, 1995 and 1994, were invested in listed stocks and bonds, including common stock of the Company. The market value of Company stock included in plan assets at January 31, 1995 and 1994, was $3,889,000 and $3,660,000, respectively. Both the Canadian and Irish plan assets are invested in pooled mutual funds. For the unfunded supplemental plan, the Company has purchased life insurance policies intended to ultimately fund the cost of the plan.
   During 1993, the Company discontinued one of its foreign pension plans which resulted in no gain or loss. All active employees in the plan became fully vested upon discontinuance and were offered either a transfer of the current value of their benefit to the Company's defined contribution plan or the purchase of an annuity contract. All funds were transferred to the defined contribution plan.
   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The Company provides postretirement health care benefits to certain eligible retirees. The cost of the postretirement medical plan is shared by the Company and retirees through such features as annually adjusted contributions, deductibles and coinsurance. The retiree's contribution is a factor of age and service at the time of retirement. The postretirement health care benefits are funded by the Company as claims are paid.
   A summary of the components of annual net cost for the postretirement benefits are as follows:

                                                             1995            1994
                                                            (Dollars in thousands)
                                                            ----------------------
Service cost                                                $   39          $   35
Interest cost                                                  131             166
Amortization of unrecognized net liability                      85              92
                                                            ------          ------
Net Cost                                                    $  255          $  293
                                                            ======          ======

   The components of the Company's postretirement benefits obligation recognized in the consolidated balance sheet were as follows:

                                                             1995            1994
                                                            (Dollars in thousands)
                                                            ----------------------
Retirees                                                    $1,198          $1,690
Future retirees                                                556             579
                                                            ------          ------
Total accumulated benefit obligation                         1,754           2,269
Less unrecognized amounts:
Unrecognized net liability                                   1,659           1,751
Net (Gain) Loss                                               (411)            152
                                                            ------          ------
Net Liability Recognized in the Consolidated Balance Sheet  $  506          $  366
                                                            ======          ======

   For measurement purposes, an annual health care trend rate of 10% was assumed beginning in 1994, decreasing over five years to 6% and remaining constant thereafter. A one percent increase in these assumed trend rates would not have a material effect on the accumulated postretirement benefits obligation as of January 31, 1995, and January 31, 1994, and the net periodic postretirement benefits cost for 1995 and 1994. The discount rate used in determining the accumulated postretirement benefits obligation was 8.50% and 7.50% for January 31, 1995 and 1994, respectively.

   The cost of providing postretirement benefits in 1993, which was recorded on a pay-as-you-go basis, was approximately $275,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN: The Company has a retirement savings and stock ownership plan under which substantially all U.S. employees may elect to contribute up to 20% of their earnings. This includes a basic contribution of up to 10% and an additional voluntary contribution of up to 10%. The Company contributes an additional 35% (decreased to 10% as of February 15,
1995) for up to 6% of each individual's basic contribution. Contributions are placed in trust for investment in defined funds, including a stock fund for investment in common stock of the Company. The plan trustee purchases the Company's stock at fair market value. The amount charged to expense under this plan was $1,187,000, $1,190,000 and $1,059,000 in 1995, 1994 and 1993,
respectively.

   DEFERRED COMPENSATION PLAN: The Company has a deferred compensation plan for the benefit of certain employees. Deferred compensation expense was $406,000, $418,000 and $866,000 for 1995, 1994 and 1993, respectively.

   POSTEMPLOYMENT BENEFITS: In the fourth quarter of 1994, the Company adopted SFAS No. 112. Prior to adoption, postemployment benefit expenses were recognized on a pay-as-you-go basis. The Company elected to immediately recognize the cumulative effect of the change in accounting for postemployment benefits of $166,000 ($135,000 after taxes), which represents the unfunded accumulated postemployment benefit obligation as of January 31, 1994. The amount charged to expense in 1995 was not material.

NOTE 6: INCOME TAXES

   The provision for (benefit from) income taxes consists of the following:

                                                    Deferred
                                 Liability Method    Method
                                  1995      1994      1993
CURRENT:                           (Dollars in thousands)
                                 ---------------------------

Federal                          $  277   $  1,941    $1,002
Foreign                           2,099      2,215       934
State and local                      __        522       224
                                 ------   --------    ------

Total Current                     2,376      4,678     2,160

DEFERRED:
Federal                             621     (8,817)      247
Foreign                            (134)    (1,956)    1,294
State and local                     107     (1,284)      111
                                 ------   --------    ------

Total Deferred                      594    (12,057)    1,652
                                 ------   --------    ------

Total Provision (Benefit)        $2,970   $ (7,379)   $3,812
                                 ======   ========    ======

   Total income taxes paid in 1995, 1994, and 1993 were $3,180,000, $620,000 and
$720,000, respectively. As of January 31, 1995, the Company had a net operating loss carryforward of $1,182,000 for tax purposes resulting from the transition period which will be utilized over the next three years. In addition, the Company has $14,618,000 U.S. and foreign net operating loss carryforwards, of which $1,041,000 and $11,190,000 will expire by fiscal years 2000 and 2010, respectively. The Company has research and development credit carryforwards of $2,473,000 which will also expire by fiscal year 2010.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Significant components of the Company's deferred tax assets and liabilities as of January 31, 1995 and 1994 were as follows:

                                                  1995                                   1994
                                  ASSETS      LIABILITIES    NET         Assets       Liabilities       Net
                                                             (Dollars in thousands)
                                 ----------------------------------      -------------------------------------
Inventory valuation              $ 8,615       $   --                    $ 5,119         $   --
Accrued employee benefits          9,391           --                      8,358             --
NOL carryforwards                  6,723           --                      3,323             --
Accelerated depreciation              --        4,495                         --          6,095
Deferred revenue                   3,785           --                      2,898            187
R&D credit carryforwards           2,473           --                      1,100             --
Restructuring costs                2,125           --                     10,051             --
Other                              3,390          788                      2,294            460
                                 -------       ------      -------       -------         ------        -------
Total                            $36,502       $5,283      $31,219       $33,143         $6,742        $26,401
Less: Valuation allowance         21,108           --       21,108        15,696             --         15,696
                                 -------       ------      -------       -------         ------        -------
Total                            $15,394       $5,283      $10,111       $17,447         $6,742        $10,705
                                 =======       ======      =======       =======         ======        =======

   The components of the deferred income tax provision for the year prior to adoption of SFAS No. 109 result from the following:

                                                                               1993
                                                                       (Dollars in thousands)
                                                                       ----------------------
Accelerated depreciation for tax purposes                                    $   655
Timing differences in reporting the taxable portion
 of Domestic International Sales Corporation income                              (50)
Inventory valuation                                                              381
Accrued employee benefits                                                       (374)
Accrued costs not deductible for tax purposes until paid                       2,350
Deferred extended warranty                                                    (1,008)
Alternative minimum tax carryforward                                            (396)
Other, net                                                                        94
                                                                             -------
Total Deferred Income Tax Provision                                          $ 1,652
                                                                             =======

     A reconciliation of the provision for (benefit from) income taxes to the statutory federal rate is as follows:

                                                          1995                    1994                   1993
                                                                          (Dollars in thousands)
                                                 ------------------------------------------------------------------------
                                                              EFFECTIVE                 Effective               Effective
                                                  AMOUNT         RATE      Amount         Rate       Amount        Rate
                                                 -------      ---------   --------      ---------   -------     ---------
Computed tax at statutory federal rate           $ 3,865        34.0%     $(13,314)      (34.0)%    $ 6,259        34.0%
Foreign Sales Corporation tax benefit               (426)       (3.7)         (566)       (1.4)        (477)       (2.6)
State taxes, net of federal tax benefit             (545)       (4.8)       (1,900)       (4.9)         221         1.2
Nondeductible amortization and
 depreciation                                        550         4.8            32         0.1          258         1.4
Nondeductible foreign loss                            --          --            --          --          378         2.0
Research and development tax credit, net            (702)       (6.2)       (1,813)       (4.6)        (509)       (2.8)
Foreign statutory tax rate differences            (5,307)      (46.7)       (1,490)       (3.8)      (2,377)      (12.9)
Increase in valuation allowance                    5,412        47.6        11,148        28.5           --          --
Other, net                                           123         1.1           524         1.3           59         0.4
                                                 -------        ----      --------      ------      -------       -----
Total Provision (Benefit)                        $ 2,970        26.1%     $ (7,379)      (18.8)%    $ 3,812        20.7%
                                                 =======        ====      ========      ======      =======       =====


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: LONG-TERM DEBT


   Long-term debt is summarized as follows:                                                  1995       1994
                                                                                          (Dollars in thousands)
                                                                                          ----------------------
Unsecured promissory notes payable--
  Interest rate 9.85%, interest payable semi-annually through October 1998, principal
    is payable in annual installments from October 1993 through October 1998                  $11,333    $15,333
  Interest rate 6.64%, interest payable semi-annually through December 1999, principal
    is payable in annual installments from December 1995 through December 1999                 15,000     15,000
  Interest rate 9.02%, interest payable semi-annually through December 1997, principal
    is payable in annual installments from December 1993 through December 1997                  6,000      8,000
  Interest rate 7.57%, interest payable semi-annually through July 2000, principal
    is payable in annual installments from July 1996 through July 2000                         20,000         --
  Variable interest rate, 5.13% through December 1995, interest payable annually
    through December 1998, principal is payable in full in December 1998                        4,510      4,510
Secured bank note payable--
  Interest rate 7.95%, principal payable in monthly installments through
    August 2003, collateralized by a building                                                   1,707      1,662
Capital Lease--
  Interest rate 7.0%, principal payable in monthly installments through
    February 2009                                                                               4,782         --
Other                                                                                             687        697
                                                                                              -------    -------
                                                                                               64,019     45,202
Less current maturities                                                                         9,527      6,546
                                                                                              -------    -------
Total Long-Term Debt                                                                          $54,492    $38,656
                                                                                              =======    =======

   As of January 31, 1995, the Company was in compliance with the modified provisions of its debt agreements; however, the future payment of dividends will be limited by the extent to which future earnings of the Company exceed $1,200,000.

   During the second quarter of 1995, the Company arranged through a private placement $20,000,000 of unsecured promissory notes.

   The Company leases a facility which is classified as a capital lease and is being amortized over fifteen years. As of January 31, 1995, the cost of the asset and accumulated amortization was $4,404,000 and $307,000, respectively. The future minimum lease payments required under the capital lease are included in the aggregate maturities of long-term debt listed below.

   The aggregate maturities of long-term debt during each of the next five fiscal years are as follows: 1996--$9,527,000; 1997--$12,704,000;
1998--$11,453,000; 1999--$13,892,000; and 2000--$7,481,000.

   Interest paid on all debt in 1995, 1994 and 1993 totaled $5,846,000, $4,694,000 and $3,391,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: STOCK OPTIONS AND AWARDS

   The Company has a stock option plan that provides for the purchase of the Company's common stock by officers and key employees at the fair market value of shares at the date of grant. Stockholders approved a new stock benefit plan in 1988. This approval also allowed the termination of the 1979 plan. The 1988 Stock Benefit Plan reserved 800,000 common shares for stock options and 200,000 common shares for stock awards. During 1993, the Company reserved an additional 1,000,000 common shares for stock options. At the discretion of the Compensation Committee of the Board of Directors, the plans allow all vested stock option holders to elect an alternative settlement method in lieu of purchasing common stock at the exercise price. The alternative settlement method permits the employee to receive, without payment to the Company, cash, shares of common stock or a combination thereof, of up to 100% of the value of market increase in common stock over the option purchase price; however, alternative settlements involving the disbursement of cash require approval of the Compensation Committee of the Board of Directors. Options are granted for terms of ten years to become exercisable (vested) in 50% installments as of the first and second anniversary dates from the date of grant, except where vesting is limited in annual periods in order to meet requirements for qualification as Incentive Stock Options under the Internal Revenue Code. In such cases, vesting is extended beyond the two years but is limited to a maximum of the ten year grant term. Under the 1979 plan, options exercisable and outstanding at January 31, 1995 and 1994, were 106,100 and 125,225, respectively. During 1995, 13,125 options from the 1979 plan were exercised at prices ranging from $4.50 to $19.13 per share. Options exercisable at January 31, 1995 and 1994, under the 1988 plan were 599,742 and 467,090, respectively.

                                                  Number of Shares
                                         ----------------------------------
1988 OPTION PLAN:                          Reserved    Granted    Available
                                          ---------    -------    ---------
Balance at January 31, 1993               1,648,869    639,044    1,009,825
Exercised ($16.50 to $21.75 per share)       (2,200)    (2,200)          --
Granted ($17.50 to $22.75 per share)             --    213,500     (213,500)
Lapsed                                           --    (17,600)      17,600
                                          ---------    -------    ---------
Balance at January 31, 1994               1,646,669    832,744      813,925
Exercised ($16.50 to $24.50 per share)       (7,005)    (7,005)          --
Granted ($18.25 to $21.00 per share)             --    188,750     (188,750)
Lapsed                                           --    (46,095)      46,095
                                          ---------    -------    ---------
Balance at January 31, 1995               1,639,664    968,394      671,270
                                          =========    =======    =========

   Under the stock award plan, shares are granted to employees at no cost. Awards vest at the rate of 25% annually, commencing one year from the date of award, provided the recipient is still employed by the Company on the vesting date. The cost of stock awards, based on the fair market value at the date of grant, is charged to expense over the four-year vesting period ($427,000 in 1995, $282,000 in 1994 and $458,000 in 1993).

                                      Number of Shares
                                -------------------------------
1988 AWARD PLAN:                Reserved   Granted    Available
                                --------   -------    ---------
Balance at January 31, 1993     145,212     27,983     117,229
Granted                              --     22,300     (22,300)
Vested                          (14,574)   (14,574)         --
Canceled                             --     (3,643)      3,643
                                -------    -------     -------
Balance at January 31, 1994     130,638     32,066      98,572
Granted                              --     57,600     (57,600)
Vested                           (8,970)    (8,970)         --
Canceled                             --     (4,104)      4,104
                                -------    -------     -------
Balance at January 31, 1995     121,668     76,592      45,076
                                =======    =======     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OPERATING LEASES

   Total rental expense for operating leases, principally buildings, amounted to $6,450,000, $6,781,000 and $6,118,000 for 1995, 1994 and 1993, respectively.
Some of the operating leases have options to renew and there are no contingent rentals or financial restrictions in any of the operating leases. Future minimum lease payments on all noncancelable leases are as follows:

                                        (Dollars in thousands)
                                        ----------------------
1996                                          $  3,160
1997                                             2,723
1998                                             2,362
1999                                             1,445
2000                                               480
Thereafter                                       1,775
                                               -------
Total minimum lease payments                   $11,945
                                               =======

NOTE 10: COMMITMENTS AND CONTINGENCIES

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

   During 1995, the Company guaranteed approximately $3,200,000 of debt related to the sale of equipment through a leasing Company. The debt is collateralized by a security agreement. Additionally, the Company sold a lease receivable during 1994 and guarantees performance over four years under a conditional sales agreement. At January 31, 1995, the outstanding guarantee is approximately $2,700,000.

NOTE 11: STOCKHOLDERS' EQUITY

   In May 1989, the Company declared a dividend of one common share purchase right on each outstanding share of common stock. One right is issued with each share of common stock issued after May 17, 1989. The rights are neither presently exercisable nor separable from the common stock. If they become exercisable following the occurrence of certain specified events, each right will entitle the holder to purchase one-half share of common stock for $45, subject to certain antidilution adjustments. The rights do not have any voting privileges nor are they entitled to dividends. The rights are redeemable by the Company at $.01 each until a person or group acquires 20% of the Company's common stock or until they expire on May 1, 1999. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof at the then current exercise price, that number of shares of common stock of the surviving Company which at the time of such transaction would have a market value of two times the exercise price of the right. At January 31, 1995, 6,500,000 shares were reserved for future issuance in accordance with the above plan.

NOTE 12: INDUSTRY SEGMENTS AND EXPORT SALES

   The Company's operations consist predominantly of the design, manufacture and distribution of specialized equipment for emergency, therapeutic and surgical pulmonary care. In addition, the Company manufactures and distributes gas products administered with this equipment. These products are distributed to hospitals, home care providers, clinics, physicians, nursing homes, airlines and airframe manufacturers. Net sales, operating profit (loss) and identifiable assets of these operations account for 100% of the consolidated amounts for 1995, 1994 and 1993.

   Export sales billed from domestic locations for 1995, 1994 and 1993 totaled approximately $39,723,000, $36,133,000 and $39,914,000, respectively. These sales were not concentrated in a specific geographic area.

   Income before income taxes from foreign operations accounted for $12,241,000, $72,000 and $12,386,000 of consolidated income (loss) before income taxes in 1995, 1994 and 1993, respectively.

   Transfers between United States and foreign operations are recorded at varying discounts depending on the country and the type of market. Areas representing a significant portion of the Company's foreign operations include Europe, Canada, the Pacific Rim and Latin America.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Net sales, operating profit (loss) and identifiable assets of the Company for the United States and foreign geographic segments are summarized as follows for 1995, 1994 and 1993:


                                                     (Dollars in thousands)
                        _______________________________________________________________________________
                                            Transfers
                          Sales to          Between                        Operating
                        Unaffiliated       Geographic                        Profit        Identifiable
                         Customers            Areas           Total          (Loss)           Assets
                        ____________       __________       ________       _________       ____________
1995:
United States               $262,488         $ 11,712       $274,200        $  8,547           $174,575
Foreign                       73,538           43,063        116,601          12,348             98,560
Eliminations                      --          (54,775)       (54,775)             --                 --
                            ________         ________       ________        ________           ________
Consolidated                $336,026         $     --       $336,026        $ 20,895           $273,135
                            ========         ========       ========        ========           ========

1994:
United States               $258,686         $ 11,829       $270,515        $(35,374)          $170,605
Foreign                       50,569           25,472         76,041             233             85,989
Eliminations                      --          (37,301)       (37,301)             --                 --
                            ________         ________       ________        ________           ________
Consolidated                $309,255         $     --       $309,255        $(35,141)          $256,594
                            ========         ========       ========        ========           ========

1993:
United States               $245,789         $ 30,348       $276,137        $  8,537           $191,469
Foreign                       54,271           11,619         65,890          12,588             52,939
Eliminations                      --          (41,967)       (41,967)             --                 --
                            ________         ________       ________        ________           ________
Consolidated                $300,060         $     --       $300,060        $ 21,125           $244,408
                            ========         ========       ========        ========           ========

NOTE 13: RESTRUCTURING CHARGES

   As part of the Company's plan to enhance shareholder value during 1995, the Company implemented a strategic cost cutting initiative that is expected to significantly lower overhead and other expenses while preserving growth potential. This plan included a restructuring for which a charge of $2,654,000 was recorded in 1995. This charge represents severance payments and other costs of implementing a near 6% reduction in workforce. As of January 31, 1995, approximately $2,205,000 remained in accrued liabilities related to these charges. The Company expects to disburse this accrual primarily in the first quarter of 1996.

   During 1994, the Company recorded restructuring charges of $43,169,000. Included in the charges were restructuring actions taken during the second quarter of 1994 (approximately $9,014,000) principally made up of severance costs related to an employment level reduction in the Company's ventilator and blood gas monitoring divisions; the closing of its facilities in El Segundo, California; the consolidation of its facilities including offices in its aviation business, blood gas monitoring operations and sales and service operations in France and the U.S. and a revaluation of certain production assets. Fourth quarter 1994 charges (approximately $34,155,000) were principally made up of severance costs and the write-down of assets in connection with the closing of the portable ventilator facility in Boulder, Colorado and the curtailment of the intra-arterial blood gas monitoring operation in Carlsbad, California. Portable ventilators continue to be sold to customers outside the U.S.; manufacturing was transferred to the Company's facility in the Republic of Ireland. A buyer for the intra-arterial blood gas monitoring product line was not found and the Company closed the operation in the third quarter of 1995. As of January 31, 1995, approximately $1,882,000 remained in accrued liabilities and is expected to be disbursed primarily in the first quarter of 1996. As of January 31, 1994, approximately $12,000,000 remained in accrued liabilities representing primarily expected severance, cancellation penalties, remaining facility lease payments and other costs necessary to complete the 1994 restructuring plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: ACQUISITIONS

   In April 1993, the Company acquired a German distributor (Hoyer Medizintechnik) for $10,550,000, of which $2,000,000 was paid in 1995. The Company also acquired a French supplier of diagnostic and therapeutic sleep products (SEFAM S.A.) in late January 1994 for a total of $21,592,000, of which $12,947,000 was paid in cash with the remainder paid through the issuance of 426,929 restricted shares of the Company's common stock. These acquisitions were accounted for using the purchase method of accounting, and the purchase price has been allocated to assets acquired and liabilities assumed, reflecting their estimated fair value as of the dates of the acquisitions with the remaining excess purchase price to be amortized over fifteen years. The results of operations of the acquired businesses, which were not significant to 1994 results, have been included in the accompanying statements of operations, stockholders' equity and cash flows since the dates of acquisition. In conjunction with these acquisitions, the purchase price consisted of the following:

                                           (Dollars in thousands)
                                           ----------------------
Fair value of assets acquired other than
 cash and cash equivalents acquired                $34,481
Liabilities assumed or incurred                     (6,464)
Stock issued                                        (8,645)
Fiscal year 1993 cash payment                       (1,500)
Assets contributed                                    (255)
                                                   -------
Fair value of assets acquired, net of cash
 and cash equivalents acquired                     $17,617
                                                   =======

NOTE 15: COSTS ASSOCIATED WITH AN UNSOLICITED OFFER TO ACQUIRE THE COMPANY

   During 1995, the Company recorded charges of $5,049,000 for costs incurred associated with an unsolicited offer to acquire the Company. These costs include investment banking fees, public relations expenses and legal fees. Of the total charges, $4,067,000 remained in accrued liabilities at January 31, 1995. The Company expects to pay this amount during the first half of FY 1996.

   The estimated investment banking fees ($4,309,000 included in the charge described above) were derived by a formula set forth in the contract between the Company and the investment banking firm. Components of this formula include the number of shares outstanding and the stock price at the time such fees become payable in full. The Company estimated the fee using the closing stock price as of January 31, 1995, which was $21.25 per share and was considered to be the best estimate at that time. Until such fees become payable in full, the Company will revise its estimate of such fees quarterly based upon the closing stock price and any other circumstances relevant to the contract as of the close of the reporting period. Legal fees and public relations expenses will continue to be based upon the costs of services actually rendered during the respective period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of unaudited quarterly results of operations for the years ended January 31, 1995 and 1994:

                                                          Quarter Ended
                                           (Dollars in thousands, except per share data)
                                           ---------------------------------------------
                                              Apr. 30    July 31    Oct. 31    Jan. 31
                                              -------    -------    -------    -------

FY 1995
Net sales                                     $80,408    $83,993    $83,412   $ 88,213
Gross profit                                   33,791     35,647     34,284     35,917
Net income (loss)                               3,724      4,244       (640)     1,070
Net income (loss) per common share                .30        .34       (.05)       .08

FY 1994
Net sales                                     $75,391    $77,914    $75,277   $ 80,673
Gross profit                                   33,218     33,395     31,367     30,691
Net income (loss) before cumulative effect      1,849     (4,963)       748    (29,413)
Net income (loss)                                (906)    (4,963)       748    (29,548)
Net income (loss) before cumulative effect
 per common share                                 .15       (.41)       .06      (2.46)
Net income (loss) per common share               (.08)      (.41)       .06      (2.47)


   In the third and fourth quarters of 1995, the Company recorded charges of $4,559,000 and $490,000, respectively, for obligations associated with an unsolicited offer to acquire the Company as discussed in Note 15.

   In the fourth quarter of 1995, the Company recorded $2,654,000 for restructuring as discussed in Note 13.

   In the second quarter of 1994, a $9,014,000 restructuring charge was recorded. In the fourth quarter, the Company recorded an additional $34,155,000 of restructuring charges as discussed in Note 13.

SUPPLEMENTAL INFORMATION FOR THE TEN-YEAR SUMMARY (UNAUDITED)

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

   In 1991, the Company incurred expenses of $1,948,000 associated with limited voluntary early retirement benefit programs.

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

   In 1995, the Company recorded $2,654,000 for restructuring and $5,049,000 related to obligations associated with an unsolicited offer to acquire the Company.

   The summary should be read in conjunction with the auditors' report, consolidated financial statements and related footnotes included on pages 24 to 41 of this report.

   Prior year common share data have been adjusted for the two-for-one stock splits that took place in 1987 and 1986.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS - JANUARY 31, 1995 COMPARED TO JANUARY 31, 1994 All tables reflect dollars in millions.

NET SALES

   Net sales for the year ended January 31, 1995 (FY 1995) increased nearly 9% compared to the year ended January 31, 1994 (FY 1994). The following table reflects sales for the Company's primary business lines:


                                             Percent
                              1995    1994    Change
                             ------------------------

Puritan                      $214.8  $184.2     16.6%
Bennett                       121.2   122.8    (1.3)%
                             ------  ------
 Continuing Product Lines     336.0   307.0      9.4%
Discontinued Product Line        --     2.3        --
                             ------  ------
 Total Net Sales             $336.0  $309.3      8.6%
                             ======  ======

   The Puritan line includes nearly all of the Company's rapidly growing home care product lines as well as the complementary medical gas and gas related equipment and spirometry product lines. Aero Systems is also included because it shares one of the Company's larger manufacturing facilities with the Puritan Group and is relatively small. Puritan sales growth continues with revenues and orders up 17% and 14%, respectively, from last year.

   Two major clinical areas, home oxygen therapy and the diagnosis and treatment of adult sleep disorders, contributed to the Puritan growth. With respect to the first major clinical area, the Company believes it is the worldwide leader and that the home oxygen therapy market will continue growing worldwide. With respect to the second major clinical area of its home care product lines, the Company expects the emerging field of diagnosing and treating adult sleep disorders to continue growing also. Recently published research clearly indicates that millions of adults in the United States suffer chronically from debilitating but treatable breathing disorders during sleep. The Company believes the prevalence of such disorders is also widespread in most developed nations. These disorders are only beginning to be recognized and understood by the medical community and the general population. Consequently, only a small fraction of people suffering from sleep disorders have been diagnosed and are being treated today. Therefore, while the market for such sleep products has grown rapidly in recent years, the Company believes that most of the market growth lies ahead. With the late January 1994 acquisition of SEFAM S.A.(Nancy, France), the Company believes it has the second largest share of the therapeutic portion of the worldwide sleep market.

   The aviation portion of Puritan's business is experiencing growth in revenues and orders, up 31% and 12%, respectively, from the prior year. The overall increase in the Company's aviation business is due in part to a growing interest in the offerings of Airborne Closed Circuit Television (ACCTV ), the Airbus A330/A340 program and the new Sweep-On 2000 inflatable harness crew masks. The Company considers this growth to be encouraging in light of the difficult industry conditions that continued in FY 1995.

   The Bennett line includes the Company's worldwide critical care ventilator business, as well as the CliniVision(R) product line in the United States. The small holter monitoring and international portable ventilator product lines are also included. Fiscal year 1995 Bennett revenues decreased 1% from FY 1994. This decrease is a result of the Company's decision to withdraw from the United States portable ventilator market and to discontinue some older products. After adjusting for the loss of sales from these products, revenues increased 7% from FY 1994 levels. The Company believes it remains the worldwide leader in critical care ventilation. Uncertainty over health care reform in 1994 and 1993, as well as ongoing mergers and alliances of hospitals and hospital groups in response to managed care trends, caused the postponement of many capital purchases in the United States. International demand, however, has continued to grow; half of the revenues from these products now come from international markets. The level of interest in CliniVision continues to expand as hospitals increasingly focus on this system as a valuable solution to their cost-containment challenge and as the Company continues to enhance the CliniVision system. More than 110 systems have now been installed. In total, the Company expects a moderate rate of growth for Bennett's revenues in FY 1996 due to CliniVision, the 7250 Metabolic Monitor, released to the U.S. market in February 1995, and five ventilator system-related new products and product enhancements recently cleared by FDA for marketing in the U.S. and recently introduced internationally.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

INTERNATIONAL SALES AND PROFITABILITY
   The following tables reflect sales and operating profits from the Company's United States and foreign geographic segments:


                         Net Sales        Percent     Operating Profit (Loss)     Percent
                       1995      1994     Change         1995      1994            Change
                      ------    ------    -------        -----    -------         -------
U.S. Operations       $262.5    $258.7      1.5%         $ 8.6     $(35.4)             --
Foreign Operations      73.5      50.6     45.3%          12.3         .3              --
                      ------    ------                   -----     ------
 Total                $336.0    $309.3      8.6%         $20.9     $(35.1)             --
                      ======    ======                   =====     ======


   The increase in foreign operations' net sales and operating profit from FY 1994 was primarily due to the acquisition of SEFAM S.A. and a large increase in sales in Germany. The German operation was in a start-up environment during FY 1994.

   In addition to the above, operating profit for the Company, as a whole, increased significantly due to lower restructuring charges of $2.7 million in FY 1995 as compared to $43.2 million in FY 1994.

   The following table reflects sales by customer location:

                                   Net Sales         Percent of Sales
                                1995       1994       1995      1994
                               ------     ------     -----     -----
Customers Within the U.S.      $222.8     $222.6      66.3%     72.0%
Customers Outside the U.S.      113.2       86.7      33.7%     28.0%
                               ------     ------     -----     -----
 Total Net Sales               $336.0     $309.3     100.0%    100.0%
                               ======     ======     =====     =====


   In late January 1994, the Company finalized the acquisition of SEFAM S.A., the leading European supplier of diagnostic and therapeutic sleep disorder products, and its 80% owned Lit Dupont S.A. subsidiary, which manufactures wheelchair products. Over the past five years, the Company's home care product business, which reached nearly $125 million in revenues in FY 1995, has achieved a compound annual revenue growth rate of over 21% worldwide -- 26% internationally.

GROSS PROFIT
   The gross profit percentage for FY 1995 was unchanged from FY 1994. Gross profit was adversely affected by the more rapid growth of lower gross margin home care and aviation product lines and by higher costs associated with strengthening the operating systems and procedures of the Company's research and manufacturing operations. These effects were offset by the results of operations of SEFAM S.A., acquired late in FY 1994, as well as the results of restructuring actions taken late in FY 1994. Additional cost-cutting actions taken at the end of FY 1995 are expected to lead to a higher gross profit percentage in FY 1996.

                                             Percent
                            1995     1994     Change
                           ------   ------   -------
Gross Profit               $139.6   $128.7       8.5%
Gross Profit Percentage      41.6%    41.6%       --

SELLING AND ADMINISTRATIVE EXPENSES

   Selling and administrative expenses for FY 1995 remained relatively unchanged from FY 1994. An increase in such expenses resulting from the acquisition of SEFAM S.A. and its 80% owned Lit Dupont S.A. subsidiary in late FY 1994, and investments in stronger operating systems and procedures were offset by the results of restructuring

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

actions taken in late FY 1994. Fiscal year 1995 includes charges of $.5 million associated with the Company's recently announced cost cutting initiatives that are discussed elsewhere. These cost cutting actions are expected to lead to somewhat lower selling and administrative expenses in FY 1996.

                                                             Percent
                                                1995   1994   Change
                                               ---------------------
Selling and Administrative Expenses            $96.1  $95.8      .3%

RESEARCH AND DEVELOPMENT EXPENSES
   Research and development expenses for FY 1995 decreased approximately 20% from FY 1994. The decrease resulted entirely from the elimination of the intra-arterial blood gas monitoring product line. Research and development continues across all remaining product lines at levels the Company considers appropriate to provide long-term growth. Such expenses are expected to be somewhat higher in FY 1996.

                                                             Percent
                                               1995    1994   Change
                                               ---------------------
Research and Development Expenses              $20.0  $24.9   (19.7)%

COST CUTTING INITIATIVES INCLUDING RESTRUCTURING
   As part of the Company's plan to enhance shareholder value during FY 1995, the Company implemented a strategic cost-cutting initiative that is expected to significantly lower overhead and other expenses while preserving growth potential. This plan included a restructuring for which charges of $2.7 million were recorded. The Company expects the cost reduction program to generate nearly $14 million in savings during FY 1996. The $2.7 million represents severance payments and other costs of implementing a near 6% reduction in workforce. As of January 31, 1995, approximately $2.2 million remained in accrued liabilities related to these charges. This amount is expected to be disbursed primarily in the first quarter of FY 1996. In addition to the restructuring, the Company sold its airplane and reduced the matching contribution rate regarding its 401(k) plan. Operational changes resulting in significant freight savings, the scheduled phasing in of a new proportional solenoid valve for the 7200 Series ventilator and the scheduled transfer of the spirometry product line to the Company's facility in Mexico from its facility in Ireland are also included in the Company's cost cutting initiatives. The Company also recorded charges totaling $.7 million that represent non-restructuring actions associated with the cost-cutting initiative. These actions primarily include facility consolidations and a loss on the sale of the Company's airplane. The associated accrued liability at January 31, 1995 of $.5 million will be paid out primarily over the course of FY 1996.

   As of January 31, 1995, approximately $1.9 million relative to the FY 1994 restructuring remained in accrued liabilities representing costs necessary to complete the restructuring plan in an orderly and effective manner. This amount is expected to be disbursed primarily in the first quarter of FY 1996. No buyer was found for the FOxS operation and the shutdown was completed in the third quarter of FY 1995.

OTHER INCOME (EXPENSE)
   Other expense in FY 1995 increased from FY 1994. Interest expense increased by $1.2 million due to higher levels of debt in FY 1995 as well as an overall increase in the Company's average interest rate. The increase was offset by foreign currency transaction gains in FY 1995 versus losses in FY 1994. These gains arose from the weakening of the U.S. Dollar, the Company's functional currency, in the markets in which the Company conducts business. The Company recorded charges of $5.0 million for obligations associated with an unsolicited offer to acquire the Company. These obligations include investment banking fees, public relations expenses and legal fees. Of the $5.0 million, $4.1 million is recorded in accrued liabilities. The Company expects to disburse this amount in the first half of FY 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

                                                              Percent
                                               1995    1994    Change
                                              ------------------------
Interest Income                               $  .4   $  .5    (20.0)%
Interest Expense                               (5.8)   (4.6)    26.1%
Costs Associated With an Unsolicited Offer
 To Acquire the Company                        (5.0)     --       --
Miscellaneous, Net                               .9      .1       --
                                              -----   -----
 Total Other Income (Expense)                 $(9.5)  $(4.0)      --
                                              =====   =====


PROVISION FOR INCOME TAXES
   The FY 1995 effective tax rate was 26.1% versus a U.S. statutory rate of 34%. This lower rate was due to the interaction of the tax valuation allowance discussed below and the shift in the proportion of earnings generated domestically versus internationally, which were taxed at foreign statutory rates averaging 12% in FY 1995. The shift in the proportion of earnings was caused by the $5.0 million charge for obligations associated with an unsolicited offer to acquire the Company and the $3.4 million charge for restructuring and other cost-cutting actions. The FY 1994 effective tax benefit rate of 18.8% was due to non-deductible amortization combined with losses for which there was no current benefit.

   The Company has net deferred tax assets of $31.2 million partially offset by a valuation allowance of $21.1 million. The realization of the deferred tax benefit depends on the Company's ability to generate sufficient U.S. taxable income (approximately $20 million) in the future. Approximately 65% of the Company's total temporary differences are expected to reverse in the next two years. As a result of the restructuring actions taken during FY 1994 and FY 1995 and the expected continuing growth in future profitability, the Company believes it is well positioned to take advantage of this tax benefit in the future.

   If the Company achieves sufficient profitability to use all of the deferred tax benefit, the valuation allowance will be reduced through a credit to expense. If the Company is unable to generate taxable income in the future, increases in the valuation allowance relative to the deferred tax benefit currently existing will be required through a charge to expense.

FINANCIAL CONDITION

WORKING CAPITAL
   The ratio of current assets to current liabilities was 2.0 as of January 31, 1995, up from 1.6 as of January 31, 1994. Working capital increased to $73.6 million from $51.9 million. The primary reasons for the increase included a $9.8 million decrease in notes payable as a result of the issuance of new long-term notes late in the second quarter of FY 1995 and an approximate $10.1 million decrease in other accrued expenses related to accrued FY 1994 restructuring expenses that were paid in FY 1995, offset by a $4.1 million accrual for expenses associated with an unsolicited offer to acquire the Company and $2.2 million in FY 1995 accrued restructuring expenses. In addition, the Company's investment in accounts receivable and inventory grew $13.3 million offset somewhat by a $4.3 million decrease in deferred income tax benefits.

LIQUIDITY AND CAPITAL RESOURCES
   After removing the effect of the restructuring charges, the cumulative effect of changes in accounting principles and the income tax provision (benefit), the Company generated an increase of $16 million in net income in FY 1995 over FY 1994. This additional net income was offset by an increase in accounts receivable of $3.6 million, which is a reflection of higher sales as well as an increase in the proportion of non-U.S. sales to total sales. Non-U.S. sales traditionally have a longer collection period. Inventory balances also increased approximately $10 million due to a planned effort to raise levels of inventory to meet expected demand. Income taxes payable changed significantly as the Company was in a net income position in FY 1995 versus a net loss position in FY 1994. In addition, a $1.9 million payout from the deferred compensation plan occurred in the first quarter of FY 1995 for which there was no comparable event in FY 1994. Further, deferred revenue increased in the current year due to both sales of warranties and amortization of past warranties sold where the comparative amount in FY 1994 included warranty sales and limited amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Net cash and cash equivalents used in investing activities decreased when compared to FY 1994. This decrease was primarily due to the FY 1994 acquisition of Hoyer Medizintechnik and SEFAM S.A. This accounts for $15.6 million of the decrease. The remaining decrease of approximately $2.5 million was the result of an increase in capital expenditures more than offset by the sale of certain fixed assets during FY 1995. Fiscal year 1996 capital expenditures are expected to increase relative to current year levels as the Company continues to improve and replace existing facilities and other fixed assets as appropriate. The Company also expects to make additional expenditures for land as part of its previously announced long-term facilities development plans.

   Net cash and cash equivalents provided by financing activities have decreased when compared to FY 1994. Short-term notes payable have been reduced by $9.8 million in FY 1995 versus a $19.9 million increase in FY 1994. This reduction was offset by a $20 million increase in long-term debt in FY 1995 (discussed below). These events, combined with minimal stock repurchases in FY 1995 versus $2.7 million in stock repurchases in FY 1994 resulted in a generation of $2.9 million from financing activities in FY 1995 versus $9.8 million in FY 1994.

   As of January 31, 1994, the Company was not in compliance with several provisions of its long-term debt agreements including current ratio and restrictions on payments of dividends and purchases of treasury stock. The Company must normally maintain a current ratio of 1.75 but obtained a waiver to lower this ratio to 1.6 through January 31, 1995. During the second quarter of FY 1995, the Company arranged, through a private placement, $20 million of unsecured promissory notes using the proceeds to extinguish several short-term notes, thereby bringing the current ratio covenant agreed to under the various long-term debt agreements into compliance with such agreements. The current ratio as of January 31, 1995 was 2.0. This increase in long-term debt would have violated a covenant in several of the Company's debt agreements requiring senior funded debt not to exceed 45% of net tangible assets. However, waivers were obtained setting the maximum allowable amount of senior funded debt to 50% of net tangible assets through October 31, 1994. As of January 31, 1995, the Company was in compliance with the most restrictive of these agreements. Waivers through January 31, 1995, were also obtained for payment of dividends and purchases of treasury stock limited to a maximum of $1.7 million. After January 31, 1995, the most restrictive payment covenant returns to the base of $4.5 million plus 75% of the net income less 100% of losses since June 30, 1988. As of January 31, 1995, the Company was in compliance with the modified provisions of its debt agreements; however, the future payment of dividends will be limited by the extent to which future earnings of the Company exceed $1.2 million. The Company is confident that first quarter earnings will exceed the $1.2 million level. The Company expects no need for additional waivers.

   Long-term debt, excluding current maturities, represents 31.7% of long-term debt plus stockholders' equity at January 31, 1995, and 26.4% at January 31, 1994. At January 31, 1995, the Company had $35 million of unsecured bank lines-of-credit available, $18.0 million of which was used.

U.S. HEALTH CARE SYSTEM CHANGES
   The U.S. health care system is undergoing significant changes in response to market forces. The principal change involves increasing utilization of various forms of managed care. Managed care trends are, in turn, causing hospitals to consolidate, restructure, and otherwise slow their rate of spending growth. The Company believes it is seeing the effects of such spending curtailment in its hospital capital equipment products -- principally the 7200 Series ventilatory system. The Company has not seen any significant adverse effects of managed care trends on its home care products business and home care may, in fact, be benefiting from such trends due to its inherent cost-effectiveness relative to institutional care. However, the new Congress, with its Republican majority, is likely to further emphasize deficit reduction and there can be no assurance that home care will not be adversely affected by deficit reduction-driven legislative changes to the Medicare and Medicaid programs.


SUPPLEMENTAL INFORMATION
   In order to help stockholders better understand the economic dynamics and potential of the Company's business, the Company decided to begin providing supplemental information that sets forth its revenues and earnings before interest, taxes and other unusual charges (EBITOC) in its two primary business lines - Puritan and Bennett. The information excludes FOxS operations, which were shut down in the third quarter of FY 1995, restructuring, other strategic cost-cutting initiative charges and charges related to an unsolicited offer to acquire the Company, but otherwise includes fully allocated corporate office expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

   PURITAN - Puritan includes the rapidly growing home care product lines and certain complementary products such as medical gases and gas-related equipment and spirometry. Aero Systems is also included because it shares one of the larger manufacturing facilities with the Puritan Group and is relatively small.


                                     1995         1994          1993
                                    ---------------------------------

Revenue                             $214.8       $184.2        $167.8
EBITOC                              $ 20.0       $ 22.9        $ 24.7
% of Revenue                           9.3%        12.4%         14.7%

   Puritan now accounts for about two-thirds of the Company's total revenues. The average annual growth for the five years ended January 31, 1995 was 14%. Within Puritan, home care product revenues have grown at rates considerably above the overall Puritan average.

   Puritan's EBITOC has been higher in the recent past and, with the recently implemented cost-cutting initiative, is expected to return to higher levels in FY 1996. Fiscal year 1995 was a year in which the Company placed a very high priority upon strengthening the operating systems and procedures of Puritan's research and manufacturing operations, most of which have grown very rapidly in recent years. This effort increases the Company's ability to continue growing rapidly in the future while maintaining control over the quality of its products during such growth. At the same time, however, this investment was not without initial higher costs and lost revenues, both of which compressed EBITOC as a percent of revenue. Part of this price involved disruptions as the Company installed new operating systems and procedures and moved into two larger facilities and expanded in a third. Such disruptions also prevented the Company from keeping pace with growing customer demand and caused some temporary loss of revenues. As of January 31, 1995, these investment measures resulted in virtual immediate product delivery in all of the Company's home care product lines.

   BENNETT - Bennett includes the Company's critical care ventilator business - a business that continues to represent an exceptional and long-standing customer franchise on a global basis - as well as the rapidly growing CliniVision product line in the U.S., and the small holter monitoring and international portable ventilator product lines.

                                     1995         1994          1993
                                    ---------------------------------

Revenue                             $121.2       $122.8       $131.3
EBITOC                              $  5.4       $   .0       $ 11.8
% of Revenue                           4.5%          --          9.0%

   Since FY 1993, Bennett revenues have declined for several reasons including difficult market conditions, particularly in the U.S. hospital market, discontinuation of certain older products and accessories and the Company's withdrawal from the U.S. portable ventilator market. In addition, Bennett has also undertaken major initiatives at significant costs to strengthen the operating systems and procedures of its research and manufacturing operations.

   Bennett EBITOC as a percent of revenues improved considerably in FY 1995 over FY 1994 in spite of the significant investment made in strengthening its operating systems and procedures for the future. Profitability is expected to improve further in FY 1996 as a result of recent cost-cutting actions and revenue growth is expected as a result of a number of new products and product enhancements recently introduced internationally and cleared for introduction in the United States. Profitability growth is expected to continue in FY 1997 as additional new products are introduced.

   TOTAL COMPANY - The Company is encouraged by the continued strong growth of Puritan and believes both Puritan and Bennett are well positioned to begin returning to higher levels of profitability. Puritan is growing rapidly and is expected to return to historical profitability as a percentage of revenues primarily in FY 1996. Bennett, on the other hand, has not been growing as rapidly. Key elements to increasing profitability are additional new products under development coupled with maintaining the Company's strong direct sales and service distribution channels in North America and Europe, which are capable of handling more volume. Such distribution channels enable these and other new products to reach their full revenue and profitability potential. The Company expects it may take somewhat longer for Bennett profitability as a percentage of revenues to reach desired levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


                 1995     1994      1993
                -------------------------
Revenue         $336.0   $307.0    $299.0
EBITOC          $ 25.4   $ 22.9    $ 36.5
% of Revenue       7.6%     7.5%     12.2%

   Significant profitability growth is expected next year from both Puritan and Bennett due to year-end FY 1995 cost-cutting actions and continued revenue growth. Anticipated profitability growth is before any additional charges flowing from an unsolicited offer to acquire the Company or similar matters.


RESULTS OF OPERATIONS--JANUARY 31, 1994 COMPARED TO JANUARY 31, 1993 All tables reflect dollars in millions.

NET SALES

   Net sales for the year ending January 31, 1994 (FY 1994), increased 3% compared to the year ended January 31, 1993 (FY 1993). The following tables reflect sales for the Company's primary business lines:

                                     Percent
                     1994    1993     Change
                    -------------------------
Puritan             $184.2   $167.8      9.8%
Bennett              125.1    132.3    (5.4)%
                    ------   ------
 Total Net Sales    $309.3   $300.1      3.1%
                    ======   ======

   Puritan continued its pattern of growth, particularly in the U.S. market. Worldwide, the Company's home care business grew over 18% reaching nearly $110 million. This growth was offset by a 7% decline in Puritan's aviation related revenues. In the U.S., the Company's home care products business grew about 34% while outside the U.S. this business declined about 14% from prior year levels. The Company did not believe the international decline represented a trend as FY 1993 revenues included a sizable oxygen concentrator fleet replacement by a single European customer whereas FY 1994 revenues did not.

   Home oxygen therapy (principally liquid oxygen systems and oxygen concentrators) represented nearly three-quarters of the Company's Puritan home care products business. The home oxygen therapy business grew 15% over the prior year, in spite of that year's unusual oxygen concentrator fleet replacement by a European customer. The Company expected its home oxygen therapy business to continue growing, more slowly in the United States but with international growth resuming.

   Worldwide, the sleep disorder diagnosis and treatment products business grew more than 75% reflecting both rapid market growth and market share gains, again principally in the United States. In late January 1994, the Company finalized the previously announced acquisition of SEFAM S.A. (Nancy, France), the leading European supplier of diagnostic and therapeutic sleep disorder products. It is the Company's belief that this acquisition places Puritan-Bennett in the leading market share position in Europe and in the number two position worldwide in what the Company expects will continue to be a rapidly growing sleep disorders market. Sleep disorder products should account for an increasing share of the Company's growing worldwide home care business.

   Puritan's aviation revenues declined 7% last year but orders grew 16% from prior year levels. This order growth mainly reflected a growing interest in the offerings of the small Airborne Closed Circuit Television (ACCTV) operation acquired a year ago. Of the $28 million in aviation orders received, ACCTV accounted for nearly $3.8 million, $2.9 million of which is for the drogue-chute deployment monitoring system on the McDonnell Douglas C-17 military air transport. Most of ACCTV's orders last year represented future revenue. The Company believes ACCTV is on the verge of becoming a meaningful revenue and profit contributor.

   Aviation's order improvement also reflected growing interest in other new products. Demand for these new products is not limited by rates of new aircraft production; these products can be used on existing aircraft. Due to such new product offerings and the facility consolidation, the Company believes its aviation business will grow and become more profitable during the coming year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

   Bennett products did not fare well last year. At approximately $137 million, orders remained essentially unchanged from the prior year. At approximately $125 million, revenues were down 5%.

   Although unit orders for the 7200 Series ventilator system grew 10% internationally in spite of recessionary economic conditions in Europe, unit orders fell 18% in the United States. The Company expected United States demand for the 7200 Series ventilator to stabilize generally around FY 1993 levels and international demand to continue growing. The Company also expected that service revenues associated with its growing installed base of hospital ventilators would continue to increase, as they did in FY 1993. Finally, the Company expected revenues from its CliniVision Respiratory Care Management Information System to continue to grow. After a very slow start caused by United States health care reform uncertainty, CliniVision orders increased significantly in the second half of the year as hospitals increasingly focused on CliniVision as a valuable solution to their cost-containment challenge and as the Company continued to enhance the CliniVision system.

INTERNATIONAL SALES AND PROFITABILITY

   The decrease in foreign operations' operating profit in FY 94 was the result of several events. As expected, the German operation, which was in a start-up environment, had an operating loss of approximately $1.7 million. Fiscal year 1993 foreign operating profit also included a sizable oxygen concentrator fleet replacement by a single customer for which there was no comparable event in FY 1994. This accounted for approximately $2.3 million of the decrease in foreign operating profit. In addition, approximately $.9 million of FY 1993 operating profit related to the manufacture of portable ventilators and manual resuscitators in Ireland. The manufacture of this equipment was transferred back to the U.S. in FY 1994. Approximately $3.4 million recorded in FY 1994 related to a change in technology transfer costs recorded by foreign operations in FY 1993, FY 1991 and FY 1990 in accordance with the Company's revised transfer pricing study. The effect of this adjustment decreased the U.S. operating loss and the foreign operating profit. The recession in Europe, which caused a reduction in sales and an increase in bad debt expense (primarily one customer), contributed to the majority of the remaining decrease. The following tables reflect the amount of sales and operating profits from the United States and foreign geographic segments:

                          Net Sales    Percent     Operating Profit (Loss)   Percent
                        1994     1993   Change        1994        1993        Change
                      ------------------------     -----------------------------------

U.S. Operations       $258.7   $245.8   5.2%         $(35.4)      $ 8.5          --
Foreign Operations      50.6     54.3  (6.8)%            .3        12.6        (97.6)%
                      ------   ------                -------      -----
 Total                $309.3   $300.1   3.1%         $(35.1)      $21.1       (266.4)%
                      ======   ======                =======      =====


The following table reflects sales by customer location:

                                  Net Sales        Percent of Sales
                               1994      1993       1994      1993
                              --------------------------------------
Customers Within the U.S.      $222.6     $205.9     72.0%     68.6%
Customers Outside the U.S.       86.7       94.2     28.0%     31.4%
                               ------     ------    ------    ------
 Total Net Sales               $309.3     $300.1    100.0%    100.0%
                               ======     ======    ======    ======

   During the past decade, the Company's business profile has changed substantially from being predominately a supplier of life-support capital equipment to the United States hospital market. The Company's home care product line has been, and is expected to continue to be, the fastest growing part of our business. Life-support products sold in the U.S. market will likely represent a smaller share of the Company's business in the future, a trend that does help lower the Company's U.S. regulatory and health care reform risks. At the same time, the Company will consider utilizing more fully its direct hospital sales and service organizations in the U.S., Canada, France, Germany, Italy and the United Kingdom to handle complementary products from other companies.

   In late January 1994, the Company finalized the previously announced acquisition of SEFAM S.A., the leading European supplier of diagnostic and therapeutic sleep disorder products, and its 80% owned Lit Dupont S.A. subsidiary, which makes wheelchair products. Over the past five years, the Company's home care product business,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

which reached nearly $110 million in revenues in FY 1994, achieved a compound annual revenue growth rate of over 22% worldwide--31% internationally. The Company believes that the acquisition of SEFAM S.A. will help such growth trends continue.

GROSS PROFIT
   The gross profit percentage for FY 1994 decreased 2% from FY 1993. The reduced profitability of Bennett products was the primary contributor to this decrease. As discussed elsewhere, several factors, including health care reform uncertainty, recessionary economic conditions in Europe and a fire at Maimonides Medical Center in Brooklyn, New York, affected the Company's market for Bennett products. Restructuring actions were taken to improve the profitability of this part of the business within the context of considerably lower revenue expectations than the Company has had in the past.

                                                        Percent
                                       1994     1993     Change
                                      -------------------------
Gross Profit                          $128.7   $130.2      (1.2)%
Gross Profit Percentage                 41.6%    43.4%     (1.8)%

SELLING AND ADMINISTRATIVE EXPENSE
   Selling and administrative expenses for FY 1994 increased 15% over FY 1993. This increase was due primarily to the German operation and a small acquisition made late in FY 1993. This accounted for approximately $3.9 million of the increase. Approximately $1.9 million was from increased selling expense earlier in the year related to the intra-arterial blood gas monitoring products. Approximately $3.7 million was increased selling and administrative expense relating to the Company's growing Puritan business. An additional $2.3 million increase was the net result of a credit for a change in estimate for depreciation expense, an insurance premium refund in FY 1993 and expense associated with the investigation of the fire in Brooklyn. As discussed elsewhere, the restructuring actions were expected to help control the rate of growth in selling and administrative spending.

                                                        Percent
                                        1994    1993     Change
                                      -------------------------
Selling and Administrative Expenses    $95.8   $83.2       15.1%

RESEARCH AND DEVELOPMENT EXPENSES
   Research and development expenses for FY 1994 decreased nearly 4% from FY 1993. This decrease resulted almost entirely from reduced spending on the intra-arterial blood gas monitoring product. In FY 1993, significant research and development expense was incurred to ready the product for market. When shipment of the product commenced in late FY 1993, the need for research and development spending was reduced. As discussed elsewhere, shipments of this product ceased in December 1993 and future spending on this technology was eliminated by the restructuring action taken in the fourth quarter of FY 1994. In the future, research and development activities will continue across all remaining product lines, however, overall expense will be reduced due to the elimination of the intra-arterial blood gas monitoring product.

                                                        Percent
                                       1994    1993      Change
                                      -------------------------
Research and Development Expenses     $24.9    $25.8       (3.5)%

RESTRUCTURING CHARGES
   Although the Company's Puritan business had a year of growth and profitability, a number of market and regulatory developments converged to make FY 1994 a particularly challenging one for the Company as a whole. In addition to weakness in the aviation market, the combination of health care reform uncertainty in the United States and recessionary economic conditions in Europe reduced demand for the Company's hospital capital equipment products, especially early in the year. Moreover, a tragic fire at Brooklyn, New York's Maimonides Medical Center in September 1993 called into question the safety of certain of the Company's products, which were absolved four months later by the findings of an extensive, independent investigation. However, initial reports that the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITIONS

products might have caused the fire may have prompted the Food and Drug Administration (FDA) to conduct additional investigations at some of the Company's facilities prior to completion of its planned improvement programs and renew the issue of a consent decree. The January 1994 consent decree primarily affected the Company's portable ventilator facility in Boulder, Colorado and the FOxS intra-arterial blood gas monitoring operation in Carlsbad, California. The agreement also required compliance with GMP and Medical Device Reporting (MDR) requirements, where applicable, throughout the Company. In response to these developments, the Company took a number of major actions to reposition itself for the future.

   The Company restructured the hospital ventilator portion of its business in order to improve its profitability at lower levels of revenue than previously anticipated. The Company consolidated its aviation business to three facilities from four so that this part of the business remained profitable in the current market conditions. The Company closed its Boulder, Colorado facility and transferred the manufacture of the portable ventilators to its ISO (International Standards Organization) 9002-certified facility in the Republic of Ireland from where the Company will serve customers outside the U.S. for the Companion 2801 portable ventilator. The Company substantially reduced the FOxS operation, addressed its GMP compliance issues and offered it for sale. No buyer was found for the FOxS operation and the shutdown was completed in the third quarter of FY 1995.

   As a result of the plan for restructuring, during FY 1994 the Company recorded restructuring charges of $43.2 million. Included in the charges were restructuring actions taken during the second quarter (approximately $9 million) principally made up of severance costs related to a 4.9% employment level reduction in the Company's ventilator and blood gas monitoring divisions (126 employees), the closing of its aviation facility in El Segundo, California, a revaluation of certain productive assets, the consolidation of its facilities including offices in its aviation business, blood gas monitoring operations, and sales and service operations in France and the U.S., as well as other miscellaneous charges and costs associated with matching the size of the Company's operation with the various markets in which the Company operates. The second quarter charge consisted of approximately $3.3 million in personnel related charges, $4.4 million in non-cash asset write-downs and $1.3 million for the consolidation of manufacturing and marketing facilities.

   In the fourth quarter of FY 1994, the Company effected a second restructuring which resulted in a 7.5 % reduction in its work force (188 employees). The restructuring plan included the closing of the portable ventilator facility in Boulder, Colorado and the curtailment of the intra-arterial blood gas monitoring operation in Carlsbad, California. The restructuring resulted in an additional charge of $34.2 million in the fourth quarter of FY 1994. This charge consisted of approximately $4.4 million in personnel-related charges, $9.6 million in non-cash write-downs of inventory, facilities and equipment, and $15.7 million in non-cash write-downs of certain prepaid royalties, capitalized software and patents. Portable ventilators will continue to be sold to customers outside the U.S.; manufacturing was transferred to the Company's facility in the Republic of Ireland. The expected costs for this period, approximately $4.5 million, which represent an effective and orderly completion of the stated restructuring plan and do not include the costs of continuing operations, were accrued.

   As of January 31, 1994 approximately $12.0 million remained in accrued liabilities representing primarily expected severance, cancellation penalties, remaining facility lease payments, and other costs necessary to complete the restructuring plan in an orderly and effective manner. This amount was expected to be disbursed primarily over the first three quarters of FY 1995. After the third quarter, the Company expected to see the real cash flow benefit of the restructuring plan. It was not expected that the restructuring would require significant borrowing. Because of the historical drain on cash flow and the higher than expected costs developing the proprietary intra-arterial blood gas monitoring system, the Company expected improved cash flow and profitability once the restructuring plan was completed. The Company also expected improved efficiency and profitability from the consolidation of the marketing offices of the hospital/physician sales force in the United States and the consolidation of the aviation operation from four locations to three.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITIONS

OTHER EXPENSES

   Other expenses increased by 48% in FY 1994 when compared to FY 1993. This primarily resulted from increased interest expense and unfavorable foreign currency adjustments which are primarily the result of market fluctuations and the strengthening of the U.S. Dollar.

                                                     Percent
                                       1994    1993   Change
                                      ----------------------
Other Expense                          $4.0    $2.7    48.1%

PROVISION FOR INCOME TAXES

   The FY 1994 effective benefit rate of 18.8% changed from the FY 1993 effective tax rate of 20.7%. Nondeductible amortization combined with losses for which there was no current benefit caused the FY 1994 benefit rate to be less than the statutory benefit rate. In contrast, the FY 1993 effective tax rate was less than the U.S. statutory rate of 34% because a significant portion of international income was taxed at the lower foreign statutory rate of 10% in FY 1994.

   The Company has a tax valuation allowance of $15.7 million as required by SFAS No. 109. The realization of this deferred tax benefit depends on the Company's ability to generate sufficient taxable income in the U.S. in the future. Approximately 80% of the Company's total temporary differences are expected to reverse in the next two years. During the past decade, the Company's business has changed substantially from being predominately a supplier of life-support capital equipment to the U.S. hospital market towards supplying the home care market. This trend should help lower the Company's U.S. regulatory and health care reform risks. Additionally, the Company has undergone substantial restructuring during FY 1994. As a result, the Company believes it is well positioned to take advantage of this benefit in the future.

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES

DIRECTORS

Burton A. Dole Jr./4/
 Chairman, President and
 Chief Executive Officer
 Puritan-Bennett Corporation
 Overland Park, Kansas

Charles Duboc/1-3/
 Chairman (Retired)
 Western Casualty and
 Surety Company
 Kansas City, Missouri

C. Philip Larson Jr., M.D., M.S./4-5/
 Professor of Anesthesiology
 UCLA School of Medicine
 Los Angeles, California

Andre F. Marion/1-2-5/
 Vice President  (Retired)
 Perkin Elmer Corporation
 President  (Retired)
 Applied Biosystems Division
 Foster City, California

Thomas A. McDonnell/1-2/
 President and
 Chief Executive Officer
 DST Systems, Inc.
 Kansas City, Missouri

Daniel C. Weary/1-3/
 Attorney
 Blackwell Sanders
 Matheny Weary &
 Lombardi L.C.
 Kansas City, Missouri

Frank P. Wilton/2-3-5/
 Chairman, President and
 Chief Executive Officer
 Ethox Corporation
 Buffalo, New York

/1/Member of the Compensation Committee
/2/Member of the Audit Committee
/3/Member of the Pension Committee
/4/Member of the Technology Committee
/5/Member of the Quality and Regulatory
    Affairs Committee




MEDICAL ADVISORY BOARD

Reuben M. Cherniack, M.D.
 Professor Medicine,
 University of Colorado,
 National Jewish Center for
 Immunology & Respiratory
 Medicine

C. Philip Larson Jr. M.D., M.S.
 Professor of Anesthesiology
 UCLA School of Medicine
 Los Angeles, California

John J. Marini, M.D.
 Professor of Medicine
 University of Minnesota
 Medical School, Director,
 Pulmonary/Critical Care
 St. Paul-Ramsey Medical
 Center

Allan I. Pack, M.D., Ph.D.
 Director
 Center for Sleep & Respiratory
 Neurobiology
 University of Pennsylvania
 Medical Center
 Hospital of the University
 of Pennsylvania

Henning Pontoppidan, M.D.
 Reginald Jenney Professor
 Emeritus of Anaesthesia,
 Harvard Medical School;
 Senior Anesthetist,
 Massachusetts
 General Hospital

Allen K. Ream, M.S., M.S., M.D.
 Clinical Associate Professor
 of Anesthesia
 Stanford University

Jean E. Rinaldo, M.D.
 Professor of Medicine
 Vanderbilt University
 Chief Pulmonary Medicine/
 Critical Care Medicine,
 Nashville Department of
 Veterans Affairs, Medical
 Center

Gordon L. Snider, M.D.
 Maurice B. Straus
 Professor of Medicine, and
 Vice Chairman, Department
 of Medicine
 Boston University School of
 Medicine
 Chief, Medical Services,
 Boston Veterans
 Administration Medical
 Center


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

Alexander R. Rankin
 Senior Vice President,
 General Manager
 Bennett Group

Lee A. Robbins
 Vice President, Chief
 Financial Officer and
 Controller

Derl S. Treff
 Treasurer

Daniel C. Weary
 Secretary



OPERATING OFFICERS

William C. Fettes
 Vice President,
 General Manager
 Gas Products Division

Thomas J. Gaskin
 Vice President,
 Managing Director
 Puritan-Bennett Ireland,
 Limited

Nathan B. Hope
 Vice President,
 Bennett Group
 Sales and Marketing

Karl K. Jonietz
 Vice President,
 General Manager
 Lenexa Medical Division

Gregory R. Miller
 Vice President,
 General Manager
 Oxygen Concentrator Division

Judson S. Neal
 Vice President,
 Puritan Group
 Sales and Marketing

David P. Niles
 Vice President,
 Quality and Regulatory
 Affairs

Ernest E. Ross
 Vice President,
 General Manager
 Aero Systems

Evan R. Stewart
 Vice President,
 Information Services

Francis E. Stowell
 Vice President,
 Human Relations

Paul L. Woodring
 Vice President,
 Research and Development
 Manager, Ventilator Systems


OTHER

Pierrick Haan
 President,
 SEFAM S.A.

PURITAN-BENNETT CORPORATION AND SUBSIDIARIES


CORPORATE HEADQUARTERS

9401 Indian Creek Parkway
Post Office Box 25905
Overland Park, Kansas  66225-
5905
Phone: 913-661-0444
Fax: 913-661-0234

GENERAL COUNSEL

Blackwell Sanders Matheny
 Weary & Lombardi L.C.
 Kansas City, Missouri

TRANSFER AGENT AND REGISTRAR

UMB Bank, N.A.,
 Kansas City, Missouri


INDEPENDENT AUDITORS

Ernst & Young LLP
 Kansas City, Missouri

AVAILABILITY OF 10-K REPORT:

Puritan-Bennett's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be provided to stockholders without charge upon written request to corporate headquarters, Attention: Derl S. Treff, Treasurer.



NASDAQ LISTING

Puritan-Bennett's common stock trades on the Nasdaq National Market System. The Nasdaq symbol is PBEN. The Company had approximately 1,000 stockholders of record as of March 24, 1995. Market price information is shown below.




MARKET PRICE INFORMATION
PER NASDAQ:                         FY 1995 MARKET PRICE
                            ----------------------------------
                            QUARTER   HIGH     LOW   DIVIDENDS
                            -------  ------   ------ ---------
                            FIRST    22 3/4   19 1/2   $0.03
                            SECOND   21 5/8   17 1/4   $0.03
                            THIRD    26 1/8   15 5/8   $0.03
                            FOURTH   26       18 3/4   $0.03


                                    FY 1994 Market Price
                            ----------------------------------
                            Quarter   High     Low   Dividends
                            -------  ------   ------ ---------
                            First    29 7/8   15 1/4   $0.03
                            Second   22 3/4   16 5/8   $0.03
                            Third    20 3/4   16       $0.03
                            Fourth   21       15       $0.03
